Exhibit 99.1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 9, 2006,
B E T W E E N:
ROME ACQUISITION CORP., a corporation incorporated under the laws of Canada (“Purchaser”),
- and -
ROYAL GROUP TECHNOLOGIES LIMITED, a corporation incorporated under the laws of Canada (“Royal”)
WHEREAS:
A.            The authorized capital of Royal consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 93,444,502 common shares and no preferred shares are issued and outstanding as fully paid and non-assessable;
B.            There are no options, warrants or other securities outstanding that require the issue or sale of any securities of Royal, other than the Royal Options (as defined below) to acquire an aggregate of 2,260,828 Royal Shares (as defined below) and RSUs (as defined below) issued pursuant to the Senior Management Incentive Plan (as defined below) to acquire an aggregate of 1,145,000 Royal Shares;
C.            Purchaser proposes to acquire all of the Royal Shares pursuant to the Transaction (as defined below); and
D.            The Board of Directors of Royal, after receiving the Fairness Opinion (as defined below) and legal advice and after considering other factors, has unanimously determined that it would be advisable and in the best interests of Royal and the Royal Shareholders (as defined below) for it to enter into this Agreement, to support and implement the Transaction and to recommend that the Royal Shareholders vote in favour of the Transaction Resolution (as defined below).
THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION
1.1                               Definitions
In this Agreement, unless the context otherwise requires:
“1933 Act” means the United States Securities Act of 1933 and the regulations made thereunder, as promulgated or amended from time to time;
“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets) representing greater than 20% of the fair market value of the Transaction, any sale of more than 20% of any class of equity securities of Royal or any Royal Subsidiary or rights or interests therein or thereto, or similar transactions involving Royal or any Royal Subsidiaries, or a proposal or offer, or public announcement of an intention, to do so, directly or indirectly, or any modification or proposed modification of any of the foregoing, excluding the Transaction or any transaction to which Purchaser or an affiliate of Purchaser is a party;
“Act” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is Royal’s governing statute at the relevant time);
“affiliate” has the meaning ascribed thereto in the Securities Act;
“Agreement” means this arrangement agreement and all schedules, appendices and exhibits attached hereto;
“Approvals Date” has the meaning ascribed thereto in Section 2.6;
“Articles of Arrangement” means the articles of arrangement of Royal in respect of the Transaction that are required by the Act to be filed with the Director under the Act after the Final Order is made in order to effect the Transaction;
“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada or New York, N.Y., United States of America;
“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by Royal to give effect to the Transaction contemplated by this Agreement;
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Collective Agreements” means collective bargaining agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which Royal or any of the Royal Subsidiaries is bound or which impose any obligations upon Royal or any of the Royal Subsidiaries or set out the understanding of the parties or an interpretation with respect to the meaning of any provisions of such collective bargaining agreements;

“Commitment Letter” means the debt commitment letter from Merrill Lynch Capital Corporation, Bank of America, N.A. and Lehman Commercial Paper, Inc., a copy of which has been provided by Purchaser to Royal on the date hereof;
“Confidentiality Agreement” means the letter agreement dated July 26, 2005 between Purchaser and Royal providing Purchaser access to confidential information of Royal;
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation, written or oral, to which Royal or any of the Royal Subsidiaries is a party or by which Royal or any of the Royal Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;
“Court” means the Superior Court of Justice (Ontario);
“Data Room” means the Royal data room posted on the https://datasite.merrillcorp.com web site as in effect on May 31, 2006;
“Debt” of any person means all obligations (including premiums, breakage fees, prepayment penalties and accrued interest) of such person for borrowed money, all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, all such obligations of such person to pay the deferred purchase price of property or services (except trade accounts payable in the ordinary course of business), all obligations of such person under any lease of any property (whether real, personal or mixed) which is or should be accounted for as a capital lease on the balance sheet of that person in accordance with GAAP, all obligations of such person to reimburse any bank or other person in respect of amounts payable under a banker’s acceptance, letter of credit, guaranty or similar instrument, all overdraft obligations, and all similar obligations of other persons secured by a Lien on any asset of such person;
“Depositary” means Computershare Trust Company of Canada;
“Director” means the Director appointed pursuant to the Act;
“Disclosure Letter” means that certain letter dated as of even date herewith and delivered to Purchaser by Royal and signed by the chief executive officer and chief financial officer of Royal;
“Dissent Rights” means the rights of dissent in respect of the Transaction as described in the Plan of Arrangement;
“Dissenting Shareholder” means any Royal Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the Act giving effect to the Transaction, which date shall be determined in accordance with Section 2.6;
“Effective Time” has the meaning ascribed thereto in Section 2.6;
“Employees” means individuals employed or retained by Royal or any of the Royal Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;
“Employment Contracts” means Contracts, other than the Royal Plans, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee which imposes any obligation on Royal or any of the Royal Subsidiaries;
“Enforceability Exceptions” has the meaning ascribed thereto in Section 3.1(c);
“Environmental Condition” means the presence of any Hazardous Substance or other condition in breach of any Environmental Laws, or in quantities, concentrations or circumstances which exceed criteria or standards established under applicable Environmental Laws;
“Environmental Laws” means all applicable Laws, including applicable civil and common laws, relating to the protection of human health or safety or the environment, or relating to the regulation of Hazardous Substances;
“Environmental Permits” means all Permits necessary under Environmental Laws for Royal and the Royal Subsidiaries to own, lease, license, occupy, use and operate their properties in their present condition and conduct their businesses as presently conducted;
“ERISA” has the meaning ascribed thereto in Section 3.1(u);
“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange, and “Exchanges” means both of them;
“Exchange Act” means the United States Securities Exchange Act of 1934 and the regulations made thereunder, as promulgated or amended from time to time;
“Fairness Opinion” means the opinion of the financial advisor to the special committee of the Board of Directors of Royal, dated the date hereof, that the consideration provided by the Transaction is fair, from a financial point of view, to the Royal Shareholders;
“Final Order” means the final order of the Court approving the Transaction as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“GAAP” means Canadian generally accepted accounting principles;
“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the Exchanges), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Guarantor” means Georgia Gulf Corporation, a Delaware corporation;
“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any Environmental Law;
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;
“Improvements” means all buildings, structures, fixtures and improvements located on the Owned Real Property or Leased Real Property, including roofs, and the heating, air conditioning, plumbing, electrical, mechanical, waste water, storm water, paving and parking, systems and facilities;
“including” means including without limitation, and “include” and “includes” have a corresponding meaning;
“Insurance Policies” has the meaning ascribed thereto in Section 3.1(v);
“Intellectual Property” means, collectively, all of the following (in or relating to any country): (a) utility and design patents and invention disclosures, patent applications, divisionals, continuations, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions and the like, and any provisional applications of any such patents or patent applications; (b) industrial designs and applications therefor; (c) copyright, including registrations and applications therefor, web sites, web pages and related items, computer software, data files, source and object codes, user interfaces, manuals and other specifications and documentation and all know-how relating thereto (and all other intellectual property and proprietary rights incorporated in any of the foregoing); (d) trademarks, service marks, assumed, brand, corporate, d/b/a, service and trade names, internet domain names, logos and business symbols, trade dress and other source indicators and all registrations and applications therefor and all goodwill associated therewith; and (e) technical and scientific know-how, trade secrets, inventions, discoveries, developments, processes, formulas, concepts, ideas, knowledge, means, methods, practices, techniques, procedures, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, technology, and related improvements and know-how, whether or not patentable, research and development, and customer lists, production data, publications and databases in written, electronic, or any other form now known or hereafter developed (and all intellectual property and proprietary rights incorporated therein);
“In-the-Money Amount” means, in respect of each Royal Share which is subject to a Royal Option (whether vested or unvested), the amount by which (if any) the Purchase Price exceeds the “per share” exercise price of such share under that Royal Option to which it is subject;
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Transaction, as contemplated by this Agreement;
“IRS” means the Internal Revenue Service of the United States;
“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees, regulatory policies or other requirements of a Governmental Entity and the terms and conditions of any Permit, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Leased Real Property” has the meaning ascribed thereto in Section 3.1(p)(ii);
“Liens” means any hypothecs, mortgages, liens, pledges, charges, security interests, leases, options, rights of third parties, encumbrances or adverse rights or claims, including the lien on retained title of a conditional vendor and any easement, right of way or other encumbrance on title to real property;
“Long-Term Incentive Plan” means that certain Royal Group Technologies Limited Long-Term Incentive Plan, amended and restated by the Board of Directors on January 23, 2004 (effective as of January 1, 2004);
“Market MAC” means (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, including but not limited to any changes in trading conditions resulting from actual or threatened terrorist attacks, responses by the United States or its allies thereto, or the effects thereof; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States generally; (iii) an international or national crisis or security event involving the United States, or a national or international economic or financial crisis, occurring after the date of this Agreement, but, in any such case, only if as a result of such event there has occurred a material adverse disruption or change in the United States commercial credit or debt markets (including the market for leveraged loans or high yield securities), or (iv)

any limitation by any governmental, regulatory or administrative agency or authority which prohibits the extension of credit by banks or other lending institutions in the United States generally in a manner that prevents a lender from providing the financing contemplated by the Commitment Letter;
“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, assets (including intangible assets), rights, liabilities (contingent or otherwise), capitalization, operations, results of operations or condition (financial or otherwise) of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (i) changes in the global economy or securities markets in general, (ii) changes in the building products business in general, or (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism and which, in the case of a change, effect, event, occurrence or state of facts resulting from the circumstances referred to in clauses (i), (ii) or (iii), does not have a disproportionate effect on that person and its subsidiaries, taken as a whole, as compared to other persons in the industry in which that person and its subsidiaries operate. For purposes of interpreting the term “Material Adverse Effect”, a decrease in the market price of the Royal Shares shall not, in and of itself, constitute a Material Adverse Effect with respect to Royal, it being understood that the foregoing shall not prevent Purchaser from asserting that any change, effect, event or occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that may have contributed to such decrease in market price independently constitutes a Material Adverse Effect;
“Material Contracts” has the meaning set forth in Section 3.1(t);
“material fact” has the meaning ascribed thereto in the Securities Act;
“MD&A” has the meaning ascribed thereto in Section 3.1(h);
“Occupational Health and Safety Laws” means Laws relating in full or in part to the protection of employee or worker health and safety;
“OSC” means the Ontario Securities Commission;
“OSC Reports” has the meaning ascribed thereto in Section 3.1(g);
“Outside Date” means October 31, 2006, subject to the right of either Party to postpone the Outside Date by 30 days if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, or if the condition provided in Section 6.2(1)(e) has not been met, by giving written notice to the other Party to such effect no later than

5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date, or such later date as may be agreed to in writing by the Parties;
“Owned Real Property” has the meaning ascribed thereto in Section 3.1(p)(i);
“Parties” means Royal and Purchaser, and “Party” means either of them;
“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization issued by or obtained from any Governmental Entity or self-regulatory authority (including either of the Exchanges) or issued pursuant to any Laws;
“Permitted Liens” means liens for Taxes not yet due and payable, incurred in the ordinary course of business consistent with past practice and for which adequate reserves have been made;
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Personal Property Leases” means leases for all Tangible Personal Property;
“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule 1.1A and any amendments or variations made thereto in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;
“Proceeding” has the meaning ascribed thereto in Section 3.1(k);
“Public Disclosure Documents” has the meaning ascribed thereto in Section 3.1(g);
“Purchase Price” means $13.00 cash per Royal Share;
“Quarterly Financials” has the meaning ascribed thereto in Section 2.6;
“Real Property Leases” has the meaning ascribed thereto in Section 3.1(p)(ii);
“Regulatory Approvals” means those rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule 2.5;
“Returns” means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

“Royal Circular” means the notice of the Royal Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with this Agreement, to be sent to the Royal Shareholders in connection with the Royal Meeting;
“Royal ERISA Plans” has the meaning ascribed thereto in Section 3.1(u);
“Royal Financial Statements” has the meaning ascribed thereto in Section 3.1(h);
“Royal Meeting” means the special meeting of the Royal Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Transaction;
“Royal Option” means an option to purchase Royal Shares pursuant to the Long-Term Incentive Plan;
“Royal Plans” has the meaning ascribed thereto in Section 3.1(u);
“Royal Securityholder” means a holder of a Royal Share, Royal Option or RSU;
“Royal Shareholders” means the holders of Royal Shares;
“Royal Shares” means the common shares in the capital of Royal;
“Royal Subsidiaries” has the meaning ascribed thereto in Section 3.1(b)(ii);
“Royal Third Party Debt” means all indebtedness for borrowed money owed by Royal or any Royal Subsidiary;
“RSU” means a restricted stock unit issued pursuant to the Senior Management Incentive Plan representing the right to receive on a specified date a Royal Share or a cash payment based on the closing price of the Toronto Stock Exchange of the Royal Shares on the last trading day preceding such specified date, subject to certain vesting criteria;
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such act;
“SEC Reports” has the meaning ascribed thereto in Section 3.1(g);
“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States, including the Exchanges;

“senior employee” has the meaning ascribed thereto in Section 3.1(q);
“Senior Management Incentive Plan” means the Royal Senior Management Incentive Plan adopted by the Board of Directors of Royal on January 23, 2004;
“Solvent” with regard to any person, means that (i) the sum of the assets of such person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities, (ii) such person has sufficient capital with which to conduct its business in the ordinary course and would not be in default of any material agreement to which it is a party, including any financial covenants contained in its credit facilities and (iii) such person has not incurred liabilities, and does not intend to incur liabilities, beyond its ability to pay such liabilities as they become due;
“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares or other equity interests ordinarily entitled to elect a majority of the board of directors or other governing body thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;
“Superior Proposal” has the meaning ascribed thereto in Section 7.1(1);
“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, spare parts, vehicles and other items of tangible personal property of every kind owned or leased by Royal or a Royal Subsidiary or used in their respective businesses (wherever located and whether or not carried on the books of Royal or a  Royal Subsidiary), together with (i) all replacements thereof, additions and alterations thereto, and substitutions therefor, made between the date hereof and the Effective Time and (ii) any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto;
“Tax Act” means the Income Tax Act (Canada), as amended from time to time;
“Tax” means (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, goods and services, value-added, consumption, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, capital, land transfer, goods and services, harmonized sales, business, development, employer health, health, social services, education, social security, surtax, import and export, countervail and anti-dumping, environmental or windfall profit tax, custom duty or other tax, governmental fee, fine or other like assessment or charge of any kind whatsoever including employment insurance, health insurance and Canada, Quebec and other government pension plan premiums and contributions, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax or other amount, (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any person or as a result of any obligation to indemnify any other person;
“Transaction” means the arrangement of Royal under Section 192 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court;
“Transaction Resolution” means the special resolution of the Royal Shareholders approving the Transaction, to be substantially in the form and content of Schedule 1.1B;
“Transfer Agent” means the registrar and transfer agent for the Royal Shares; and
“Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes a provincial, territorial, national or international union, a certified council of unions, a designated or certified employee bargaining agency, and any organization which has been declared a union pursuant to applicable labour relations legislation.
1.2                               Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.3                               Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                               Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.5                               Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.
1.6                               Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement in respect of Royal shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Royal required to be made shall be made in a manner consistent with GAAP.
1.7                               Knowledge
In this Agreement, references to “the knowledge of Royal” means the actual knowledge of Lawrence Blanford, James G. Lawn, Mark Badger, Scott Bates and Robert Lamoureux, and in the case of Messrs. Blanford, Lawn, Badger and Bates, the knowledge that such individuals would have had if they had carried out a reasonable inquiry.
1.8                               No Strict Construction
The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall be applied against either Party.
1.9                               Statutory References
A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.10                        Subsidiaries
To the extent any covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.
1.11                        Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule	Description
1.1A	Plan of Arrangement
1.1B	Transaction Resolution
2.5	Regulatory Approvals

ARTICLE 2
TRANSACTION STRUCTURE
2.1                               Articles of Arrangement
The Articles of Arrangement shall provide, with such other matters as are necessary to effect the Transaction, for the implementation of the Plan of Arrangement, as a result of which:
(a)                                  each Royal Share, other than a Royal Share held by a Dissenting Shareholder, will be acquired by Purchaser in exchange for a cash payment by Purchaser equal to the Purchase Price, less any required withholding Taxes;
(b)                                 each Royal Share held by a Dissenting Shareholder will be acquired by Purchaser in accordance with the Dissent Rights;
(c)                                  each Royal Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, of the In-the-Money Amount of such Royal Option, less any required withholding Taxes; and
(d)                                 each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $13.00 per RSU, less any required withholding Taxes.
2.2                               Implementation Steps by Royal
Royal shall:
(a)                                  as soon as reasonably practicable, apply in a manner acceptable to Purchaser, acting reasonably, under the Act for an order approving the Arrangement and in connection with such application Royal shall file and diligently prosecute an application for an Interim Order providing for the calling and holding of the Royal Meeting for the purpose of considering, and if deemed advisable, approving the Transaction;

(b)                                 subject to Section 2.5, convene and hold the Royal Meeting as soon as practicable after the date hereof, but in any case, before the date that is 60 days from the date of the Agreement, for the purpose of considering the Transaction Resolution and, with the consent of Purchaser, for any other proper purpose as may be set out in the notice for such meeting;
(c)                                  except as required for quorum purposes, not adjourn, postpone, cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Royal Meeting without Purchaser’s prior written consent, except as required by Law;
(d)                                 use commercially reasonable efforts to solicit from the Royal Shareholders proxies in favour of the approval of the Transaction Resolution including, if so requested by Purchaser, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Transaction by the Royal Shareholders;
(e)                                  subject to obtaining the approvals as are required by the Interim Order, use its best efforts to diligently pursue the application to the Court for the Final Order; and
(f)                                    subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.6 send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Transaction.
2.3                               Implementation Steps by Purchaser
Purchaser shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, on or before the Effective Date deposit or cause to be deposited with the Depositary, immediately available funds equal to the aggregate cash consideration payable under the Transaction.
2.4                               Interim Order
The application referred to in Section 2.2(a) shall request that the Interim Order provide:
(a)                                  for the class of persons to whom notice is to be provided in respect of the Plan of Arrangement and the Royal Meeting and for the manner in which such notice is to be provided;
(b)                                 that the requisite approval for the Transaction Resolution shall be 66 2/3% of the votes cast on the Transaction Resolution by the Royal Shareholders present in person or by proxy at the Royal Meeting;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Royal, including quorum requirements and all other matters, shall apply in respect of the Royal Meeting; and
(d)                                 for the grant of the Dissent Rights.
2.5                               The Royal Circular
As promptly as reasonably practicable after the execution of this Agreement, Royal shall prepare and complete, in consultation with Purchaser, the Royal Circular (and any amendments thereto) together with any other documents required by the Securities Act, the 1933 Act and the Exchange Act and other applicable Laws in connection with the Royal Meeting and the Transaction. As promptly as reasonably practicable thereafter, and after obtaining the Interim Order, but subject to obtaining any required Regulatory Approvals in connection with mailing the Royal Circular, Royal shall cause the Royal Circular and other documentation required in connection with the Royal Meeting to be sent to each Royal Shareholder and to be filed with applicable Securities Authorities, as required by the Interim Order and applicable Laws. Royal shall permit Purchaser to review and comment on drafts of the Royal Circular and other documentation referred to above in the course of its preparation and shall accept Purchaser’s reasonable comments thereto, except to the extent that to do so would, in the reasonable opinion of the Board of Directors of Royal based upon advice of outside legal counsel, (i) result in the Royal Circular not containing information in sufficient detail to permit a Royal Shareholder to form a reasoned judgment concerning the Transaction or (ii) in connection with an Acquisition Proposal, be inconsistent with the fiduciary duties of the Board of Directors of Royal to the Royal Shareholders. The Royal Circular, when filed by Royal with the applicable Securities Authorities and mailed by Royal to the Royal Shareholders, and at the time of the Royal Meeting, shall contain all information that is required to be included therein in accordance with any applicable Law, and shall comply with the requirements of applicable Law. The terms of the Transaction, as described therein, shall comply with the terms of this Agreement. Without limiting the generality of the foregoing, Royal shall ensure that the Royal Circular provides Royal Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Royal Meeting.
2.6                               Closing Matters
The Effective Date shall be a business day on or prior to the Outside Date following the latest of the date of the Royal Meeting, the date of issuance of the Final Order (or, if appealed, the date such appeal is delivered or withdrawn), and the date upon which the last Regulatory Approval is obtained (the latest of such dates being referred to herein as the “Approvals Date”). The Effective Date shall be designated by Purchaser upon not less than five (5) business days’ prior written notice to Royal; provided, however, that the Effective Date so designated by Purchaser shall not, without Royal’s consent, be later than thirty-five (35) calendar days after the Approvals Date. Notwithstanding the preceding sentence, (i) unless Purchaser otherwise agrees, Purchaser shall not be obligated to designate an Effective Date that is earlier than fourteen (14)

calendar days after the date on which Royal provides to Purchaser the Quarterly Financials; and (ii) in the event that the latest date for the Effective Date as so determined in accordance with the preceding sentence and the foregoing clause (i) would be within the last ten (10) days of a calendar month, then Purchaser may, at its option, designate the last business day of such month or the first business day of the next succeeding month as the Effective Date. For purposes of the preceding sentence, “Quarterly Financials” shall mean the quarterly consolidated financial statements of Royal which Purchaser’s financing sources request be used in connection with arrangement of the financing contemplated by the Commitment Letter. Closing shall take place at the office of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 9:00 a.m. on the Effective Date or at such other place, date and time as the Parties shall agree (the “Effective Time”). Each of Purchaser and Royal shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other closing documents as may be required by the other Party, acting reasonably.
2.7                               Preparation of Filings
(a)                                  Purchaser and Royal shall co-operate in the preparation of the Royal Circular and any application for the Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals required in connection with this Agreement and the Transaction, and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transaction as promptly as practicable hereafter.
(b)                                 Each of the Parties shall furnish to the other of them, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the actions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the other or any third party that is not an affiliate of one of the Parties).
(c)                                  Each of Royal and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Royal Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval in connection with the Transaction or this Agreement, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Royal Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.
2.8                               Withholding
Purchaser, Royal or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Royal Securityholder pursuant to Section 2.1 such amounts as Purchaser, Royal or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of federal, provincial, territorial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Royal Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
2.9                               Shareholder Communications
Royal and Purchaser shall co-operate in the preparation of presentations, if any, to investors regarding the Transaction, and no Party shall issue any press release or otherwise make public statements with respect to this Agreement or the Transaction without the consent of the other Party (which shall not be unreasonably withheld) and Royal shall not make any filing with any Governmental Entity (including any Exchange) with respect thereto without the consent of Purchaser (which shall not be unreasonably withheld) and Purchaser shall not make any filing with any Governmental Entity or with any Exchange in connection with the Transaction without the consent of Royal (which shall not be unreasonably withheld); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
2.10                        Depositary
Royal shall permit the Transfer Agent for Royal Shares to act as Depositary in connection with the Transaction and instruct the Transfer Agent to furnish to Purchaser (and such persons as it may designate) at such times as it may request such information and provide to Purchaser (and such persons as it may designate) such other assistance as it may request in connection with the implementation and completion of the Transaction.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF ROYAL
3.1                               Representations and Warranties
Royal hereby represents to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)                                  Board Approval. The Board of Directors of Royal has determined unanimously that the Transaction is fair to the Royal Shareholders and is in the best interests of Royal and has resolved unanimously to recommend to the Royal Shareholders that they vote in favour of the Transaction Resolution. The special committee of the Board of Directors of Royal has received a Fairness Opinion from BMO Nesbitt Burns Inc. and has approved the Transaction Resolution and the execution and performance of this Agreement and consummation of the Transaction.
(b)                                 Organization and Qualification.
(i)                                     Royal is a corporation duly incorporated, validly existing and in good standing under the laws of Canada, and has the requisite corporate or other power and authority to own, lease and operate its properties as now owned, leased and operated and to carry on its business as it is now being conducted. Royal is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Royal, each of such jurisdictions being listed in Section 3.1(b)(i) of the Disclosure Letter.
(ii)                                  Section 3.1(b)(ii) of the Disclosure Letter sets forth a true and complete list of each entity, joint venture, partnership or trust, together with its jurisdiction and percentage ownership interests thereof in which Royal, directly or indirectly, has an ownership interest as of the date of this Agreement, including, without limitation, each subsidiary of Royal (collectively, the “Royal Subsidiaries”). Royal owns the ownership interests in each Royal Subsidiary reflected as owned by it in Section 3.1(b)(ii) of the Disclosure Letter free and clear of all Liens, and, except as set forth in Section 3.1(b)(ii) of the Disclosure Letter, no Royal Subsidiary is obligated to issue any capital stock or other securities to any other person. Each Royal Subsidiary is a corporation duly incorporated or an entity duly created, validly existing and in good standing, under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own, lease and operate its properties as now owned, leased and operated and to carry on its business as it is now being conducted. Each Royal Subsidiary is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Royal, each of such jurisdictions being listed in 3.1(b)(ii) of the Disclosure Letter.
(c)                                  Authority Relative to this Agreement. Royal has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of Royal, and, other than approval of the Transaction by the Royal Shareholders at the Royal Meeting, no other corporate proceedings on the part of Royal are necessary to authorize the execution and delivery by it of this Agreement and consummation of the Transaction. This Agreement has been duly executed and delivered by Royal and constitutes a legal, valid and binding obligation of Royal enforceable against Royal in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered (collectively, the “Enforceability Exceptions”).
(d)                                 No Violations.
(i)                                     Neither the execution and delivery of this Agreement by Royal nor consummation of the Transaction nor compliance by Royal with any of the provisions hereof will: (1) except as set forth in Section 3.1(d)(i) of the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the material properties or assets of Royal or any of the Royal Subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such material properties or assets, or cause any material indebtedness to come due before its stated maturity or cause any material credit commitment or obligation to cease to be available or cause any material payment or other obligation to be imposed on Royal or any of the Royal Subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Material Contract to which Royal or any of the Royal Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Royal or any of the Royal Subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals, (x) violate any Law applicable to Royal or any of the Royal Subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any material Permit currently in effect; (3) except as set forth in Section 3.1(d)(i) of the Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former director, officer or employee of Royal or any of the Royal Subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Royal Plan or restriction imposed on any asset held in connection with a Royal Plan; or (4) restrict, hinder, impair or limit the ability of Royal or any of the Royal Subsidiaries to carry on the business of Royal or the Royal Subsidiaries as and where it is now being carried on.
(ii)                                  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Royal or any of the Royal Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Royal of the Transaction other than (A) any approvals required by the Interim Order, (B) the Final Order, (C) filings under the Act contemplated by this Agreement, (D) the Regulatory Approvals, (E) filings under the Securities Act, Exchange rules and similar Laws as contemplated by this Agreement, and (F) the other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity (excluding those consents, approvals, orders, authorizations, declarations or filings relating to the specific character of Purchaser) that are set out in the Disclosure Letter.
(e)                                  Capitalization. The authorized share capital of Royal consists of an unlimited number of Royal Shares. As of the close of business on June 8, 2006, there are issued and outstanding 93,444,502 Royal Shares, and there are outstanding no other shares of any class or series in the capital of Royal. As of the close of business on June 8, 2006, an aggregate of up to 2,260,828 Royal Shares are issuable upon the exercise of the Royal Options, an aggregate of up to 1,145,000 Royal Shares are issuable upon the exercise of RSUs, and except as set forth above, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Royal of any shares of Royal (including

                                                Royal Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Royal (including Royal Shares). All outstanding Royal Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Royal Shares issuable upon the exercise of rights under the Royal Options and RSUs in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Royal (including the Royal Shares, the Royal Options, RSUs and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable securities Laws. Except as set forth above in this paragraph (e), there are no securities of Royal or of any Royal Subsidiary outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Royal Shareholders on any matter. There are no outstanding contractual or other obligations of Royal or any Royal Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its respective subsidiaries.
(f)                                    Reporting Status and Securities Laws Matters. Royal is a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial securities Laws and a “foreign private issuer” as such term is defined in Rule 405 under the 1933 Act and, except as set forth in Section 3.1(f) of the Disclosure Letter, is not in default of any material requirements of any securities Laws. Except as set forth in Section 3.1(f) of the Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Royal, and, to the knowledge of Royal, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Royal, expected to be implemented or undertaken.
(g)                                 Reports. Since December 31, 2003, Royal has filed or furnished all forms, reports, statements and documents required to be filed by it under the Securities Act (the “OSC Reports”), and the Exchange Act (the “SEC Reports” and, together with the OSC Reports, the “Public Disclosure Documents”) on SEDAR, in the case of the OSC Reports, and on EDGAR, in the case of the SEC Reports. The Public Disclosure Documents (i) were prepared in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder as the case may be, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except as may be alleged as described in Section 3.1(g) of the Disclosure Letter. No Royal Subsidiary is required to file or furnish any form, report or other document with or to the Securities Authorities. Royal has not filed any confidential material change report with any of the Securities Authorities that remains confidential as of the date hereof.
(h)                                 Financial Statements. As of their respective dates, Royal’s consolidated financial statements included or incorporated by reference into the Public Disclosure Documents (including the notes thereto and related management’s discussion and analysis (“MD&A”)) (collectively, the “Royal Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Royal’s independent auditors, (B) in the case of unaudited interim statements, may omit notes which are not required by applicable Laws in the unaudited statements, or (C) as such financial statements have been presented in a filing with the OSC on May 4, 2005) and fairly present the consolidated financial position, results of operations and changes in financial position of Royal and the Royal Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments which are not, individually or in the aggregate, expected to be material) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Royal and the Royal Subsidiaries on a consolidated basis. There has been no change in Royal’s accounting policies, except as described in the notes to the Royal Financial Statements, since December 31, 2003.
(i)                                     Absence of Undisclosed Liabilities. Neither Royal nor any of the Royal Subsidiaries has any material liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a material liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in Royal’s consolidated balance sheet as of December 31, 2005 (or the notes thereto) included in the Royal Financial Statements, (ii) liabilities or obligations incurred since December 31, 2005 in the ordinary course of business consistent with past practice or (iii) as set forth in Section 3.1(i) of the Disclosure Letter.
(j)                                     Books, Records and Disclosure Controls. Royal is in compliance with and has complied with the applicable provisions of the Exchange Act and applicable requirements of the Exchanges. There are no outstanding loans made by Royal or any of the Royal Subsidiaries to any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of Royal, other than loans listed in Section 3.1(j) of the Disclosure Letter that were outstanding at the time of the effectiveness of the applicability of Section 402 of the Sarbanes-Oxley Act to Royal and that have not been amended or modified since that time. Since the effectiveness of the applicability of Section 402 of the Sarbanes-Oxley Act to Royal, neither Royal nor any of the Royal Subsidiaries has made any loans to any executive officer or director of Royal. The records, systems, controls, data and information of Royal and the Royal Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Royal or the Royal Subsidiaries, except for any non-exclusive ownership or non-direct control that would not have a material adverse effect on Royal. Royal has designed disclosure controls and procedures to ensure that material information is made known to its management by others within Royal and the Royal Subsidiaries and is in the process of devising a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with United States generally accepted accounting procedures, or any other criteria applicable to such statements, and (B) to maintain accountability for assets. Royal’s and the Royal Subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.
(k)                                  Litigation. Except as set forth in Section 3.1(k) of the Disclosure Letter, (i) there are no claims, actions, suits (whether civil, administrative, investigative or informal), arbitrations, reviews, audits, hearings, investigations, litigations or proceedings pending or, to the knowledge of Royal, threatened affecting Royal or any of the Royal Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or arbitrator, including matters arising under Environmental Laws and including claims related to warranty, negligence, performance or other claims or disputes in respect of products or services currently being delivered (each a “Proceeding”), and (ii) to the knowledge of Royal, there are no events or circumstances that would be reasonably expected to give rise to material Proceedings, or material potential Proceedings, against Royal or any of the Royal Subsidiaries. Except as set forth in Section 3.1(k) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction, administrative decision or award, quasi-judicial decision or award, assessment, ruling, restriction, charge or decree of any Governmental Entity or arbitrator, whether temporary, preliminary or permanent.

(l)                                     Restrictions on Business Activities. Except as set out in Section 3.1(l) of the Disclosure Letter there is no contract, judgment, injunction, order or decree binding upon Royal or any of the Royal Subsidiaries that has or would, individually or in the aggregate, reasonably be expected to have the effect of prohibiting, materially restricting or impairing any material business practice of Royal or any of the Royal Subsidiaries, any material acquisition of property by Royal or any of the Royal Subsidiaries or the conduct of business by Royal or any of the Royal Subsidiaries as currently conducted in all material respects.
(m)                               Taxes. Except as disclosed in Section 3.1(m) of the Disclosure Letter, Royal and each Royal Subsidiary has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Royal and each Royal Subsidiary has paid on a timely basis all material Taxes which are due and payable, including all installments on account of Taxes for the current year that are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, whether or not assessed by the appropriate Governmental Authority, other than those which are being or have been contested in good faith and in respect of which adequate reserves have been provided in the most recently published Royal Financial Statements. Neither Royal nor any of the Royal Subsidiaries has any material liability for unpaid Taxes accruing after the date of the most recently published Royal Financial Statements except for Taxes arising in the ordinary course of business subsequent to the date of the most recently published Royal Financial Statements and with respect to which adequate reserves have been provided in the books and records of Royal and the Royal Subsidiaries. Except as provided for in the Royal Financial Statements and except as disclosed in Section 3.1(m) of the Disclosure Letter, no material assessments, deficiencies, litigation, proposed adjustments or matters in controversy, proceedings, investigations, audits, matters under discussion or appeal exist or have been asserted with respect to Taxes of Royal or any Royal Subsidiary, and neither Royal nor any of the Royal Subsidiaries is a party to any action or proceeding for assessment or collection of material Taxes and no such event has been asserted or, to the knowledge of Royal, threatened against Royal or any of the Royal Subsidiaries or any of their respective assets.
For all periods ended on and after December 31, 2001, true and complete copies of (i) all relevant portions of material Tax audit reports, assessments, reassessments, statements of deficiencies, communications, settlements or other agreements relating to Taxes received by Royal or the Royal Subsidiaries or on behalf of Royal or any Royal Subsidiary from a Governmental Entity or sent by or on behalf of Royal or any Royal Subsidiary to a Governmental Entity, and (ii) all material federal, provincial, state, local or foreign Returns for Royal or any Royal Subsidiary have been made available by Royal for inspection by Purchaser.

Neither Royal nor any of the Royal Subsidiaries has (i) engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011 4(b), or any transaction that is the same as or substantially similar to one of the types of transactions referred to as “listed transactions” in Treasury Regulation Section 1.6011 4(b)(2), (ii) has ever been a member of a consolidated, combined, unitary or aggregate group of which Royal or Royal Plastics Group (USA) Limited was not the ultimate parent company, (iii) been the “distributing company” or the “controlled company” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, (iv) has ever been a “United States real property holding company” within the meaning of Section 897 of the Code, or (v) any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, in accordance with any contractual obligation, or otherwise for any Taxes of any person other than Royal or any of the Royal Subsidiaries.
Neither Royal nor any of the Royal Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Effective Date; (ii) ”closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Law) executed on or prior to the Effective Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Law); (iv) installment sale or open transaction disposition made on or prior to the Effective Date; or (v) prepaid amount received on or prior to the Effective Date.
Except as set forth in Section 3.1(m) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or foreign Law).

Royal and each of the Royal Subsidiaries has duly and timely withheld or collected and remitted to the appropriate Governmental Entity (or are properly holding for such timely payment) all material Taxes and other amounts required by Law to be withheld or collected by it.
Neither Royal nor any of the Royal Subsidiaries is party to or bound by any material agreement, arrangement or practice with respect to Taxes (including Tax sharing agreements with any taxing authority).
Except as set forth in Section 3.1(m) of the Disclosure Letter, none of Royal or any of the Royal Subsidiaries has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Return covering any Taxes for which Royal or any of the Royal Subsidiaries is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which Royal or any of the Royal Subsidiaries is or may be liable, (iii) Royal or any of the Royal Subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes, or (iv) any Governmental Authority may assess or collect Taxes for which Royal or any of the Royal Subsidiaries is or may be liable.
Since January 1, 2005, Royal and the Royal Subsidiaries have not undertaken any reorganizations of Royal and the Royal Subsidiaries or entered into any transaction or series of transactions that, to the knowledge of Royal, would have the effect of preventing Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal at the Effective Time.
(n)                                 Absence of Certain Changes and Events. Except as set forth in Section 3.1(n) of the Disclosure Letter or as disclosed in the interim financial statements for the period ended March 31, 2006 included in the Public Disclosure Documents, since December 31, 2005, the business of Royal and each of  the Royal Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been (i) any event, occurrence or development of a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Royal, (ii) any material revaluation by Royal of any of its or any of the Royal Subsidiaries’ assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable, or any material sale of assets of Royal or any Royal Subsidiary other than in the ordinary course of business, (iii) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Royal or any of the Royal Subsidiaries, (iv) any Material Contract cancelled, terminated or materially and adversely modified, (v) the sale, lease, transfer, assignment or other disposition of any material business, business line, asset, property or other right of Royal or a Royal Subsidiary; or (vi) any event or action that if taken after the date hereof would be prohibited by any of Sections 5.1(a)(i) through (vii) or Section 5.1(c).
(o)                                 Environmental. Except as disclosed in Section 3.1(o) of the Disclosure Letter, all operations of Royal and each of the Royal Subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws, there is no material Environmental Condition present at any property currently or, to the knowledge of Royal, formerly owned, leased, occupied or used by Royal or any of the Royal Subsidiaries, and neither Royal nor any of the Royal Subsidiaries is subject to: (i) any current or, to the knowledge of Royal, proposed proceeding, application, order, directive, complaint or, to the knowledge of Royal, investigation, in any such case, which relates to human health or safety or the environment, or relating to Hazardous Substances, and which may require any material work, repairs, construction or expenditures; (ii) any demand, notice or, to the knowledge of Royal, investigation, with respect to the breach of any Environmental Laws applicable to Royal or any Royal Subsidiary; or (iii) any changes to the terms of, or proceeding of any Governmental Authority with respect to, any Environmental Permits or any review by any Governmental Entity of such Environmental Permits.
(p)                                 Property.
(i)                                     Owned Real Property. Section 3.1(p)(i) of the Disclosure Letter sets forth a correct list (including street address and indication of the manner in which such real property is used) of all tracts of real property in which Royal or any Royal Subsidiary has a fee simple interest (the “Owned Real Property”).
(ii)                                  Leased Real Property. Section 3.1(p)(ii) of the Disclosure Letter sets forth a correct list (including street address and indication of the manner in which such real property is used) of all tracts of real property in which Royal or any Royal Subsidiary has a leasehold interest (the “Leased Real Property”). Prior to the date hereof, Royal has provided to Purchaser true and complete copies in all material respect of all leases in respect of the Leased Real Property (“Real Property Leases”) and written disclosure of any oral agreements with respect to, or relating to, the Real Property Leases. The Real Property Leases are all presently in full force and effect and are the entire agreement in all material respects between Royal or the applicable Royal Subsidiary and the other parties thereunder. Royal and each Royal Subsidiary is not in breach in any material respect of its duties and obligations under the Real Property Leases as of the date hereof. To the knowledge of Royal, there are no material defaults by any of the other parties under any of the Real Property Leases, or any existing conditions that could become material defaults with the passage of time.
(iii)                               Title to Real Property; Liens. Except as set forth in Section 3.1(p)(iii) of the Disclosure Letter, Royal and each of the Royal Subsidiaries has good and marketable title to the Owned Real Property and valid leasehold interests in the Leased Real Property, in each case, free and clear of any Liens other than Permitted Liens.
(iv)                              Tangible Personal Property. The Tangible Personal Property, in the aggregate, is in good operating condition, ordinary wear and tear excepted, and is sufficient to operate the businesses of Royal and each Royal Subsidiary as currently operated in the ordinary course of business. Royal and each Royal Subsidiary owns good and marketable title to its respective items of Tangible Personal Property that are not subject to a Personal Property Lease, free and clear of any Liens other than those described in Section 3.1(p)(iv) of the Disclosure Letter.
(q)                                 Employment Agreements.
(i)                                     Except as disclosed in Section 3.1(q)(i) of the Disclosure Letter, Royal or any of the Royal Subsidiaries is not a party to or bound or governed by, any contracts of employment (written or oral) including, without limitation, any employment, retention or change of control agreement with any current or former director, officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any current or former director, officer or senior employee of Royal or any of the Royal Subsidiaries (for purposes of this Agreement, “senior employee” shall mean any employee who receives or formerly received from Royal or any Royal Subsidiary an annual salary in excess of $150,000); except for those employment contracts disclosed in Section 3.1(q)(i) of the Disclosure Letter there are no contracts of employment (written or oral) which are not terminable on the giving of reasonable notice in accordance with applicable law, nor are there any management agreements, retention bonuses or Employment Contracts providing for cash or other compensation or benefits upon the consummation of the Transaction contemplated by this Agreement.
(ii)                                  Except for the Royal Plans or as disclosed in Section 3.1(q)(ii) of the Disclosure Letter, Royal and the Royal Subsidiaries are not a party to, or bound by, nor does Royal or any of the Royal Subsidiaries have any material liability or contingent liability with respect to any employment policies or plans, whether written or unwritten, funded or unfunded, or formal or informal.
(iii)                               Except as specified in Section 3.1(q)(iii) of the Disclosure Letter, neither Royal nor any of the Royal Subsidiaries is a party to any labor or Collective Agreement. Current and complete copies of all Collective Agreements have been provided to Purchaser.
(iv)                              No Collective Agreement is currently being negotiated or is currently subject to negotiation or renegotiation by Royal or any of the Royal Subsidiaries with respect to the Employees.
(v)                                 Except as specified in Section 3.1(q)(v) of the Disclosure Letter, no employees of Royal or any Royal Subsidiary are represented by any labor organization and, to the knowledge of Royal, no labor organization or group of employees of Royal or any Royal Subsidiary has made a pending demand for recognition or certification. There are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations board, tribunal or authority and there are no threatened or apparent union organizing activities involving Royal or any Royal Subsidiary involving Employees not already covered by Collective Agreements.
(vi)                              There are no (A) outstanding or, to the knowledge of Royal, threatened unfair labor practice charges, grievances, complaints or applications pending or threatened, or (B) complaints, charges or claims against Royal or any Royal Subsidiary pending, or threatened in writing to be brought or filed, with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Royal or any of the Royal Subsidiaries, or (C) strike(s) or lockout(s) occurring or, to the knowledge of Royal, threatened at Royal or any of the Royal Subsidiaries. To the knowledge of Royal, there are no events or circumstances that could reasonably be expected to result in a strike, work stoppage, lock-out or other labour dispute affecting Royal or any of the Royal Subsidiaries.
(vii)                           None of Royal or any of the Royal Subsidiaries is in material violation of any provision under any Collective Agreement.
(viii)                        None of Royal or any of the Royal Subsidiaries has any labour relations problems that could reasonably be expected to materially adversely affect the value of Royal or any of the Royal

                                                Subsidiaries or lead to an interruption of their respective operations at any location. None of Royal or any of the Royal Subsidiaries has engaged in any unfair labour practices and, during the past five years, there has not been any strike, lock-out, work stoppage, or other material labour dispute involving Royal or any of the Royal Subsidiaries. None of Royal or any of the Royal Subsidiaries has engaged in any plant closing or employee lay-off activities within the past five years that would violate or in any way subject Royal or any of the Royal Subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.
(r)                                    Compliance with Laws. Except as set forth in Section 3.1(r) of the Disclosure Letter, Royal and the Royal Subsidiaries have complied in all material respects and are complying with and are not in material violation of any applicable Laws.
(s)                                  Intellectual Property Assets. Royal and the Royal Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property which is material to the conduct of the business of Royal and the Royal Subsidiaries taken as a whole, free and clear of all material Liens, and such Intellectual Property is not subject to any outstanding orders, judgments, decrees, covenants or agreements adversely affecting or limiting Royal’s and the Royal Subsidiaries’ use thereof or rights thereto. Section 3.1(s) of the Disclosure Letter contains a complete and correct list of all of the following that are owned or used by Royal or a Royal Subsidiary: (a) registered Intellectual Property, (b) pending patent applications or other applications for registrations of other Intellectual Property, (c) material computer software (other than mass marketed software purchased or licensed for less than a cost of $500,000), and (d) material trade or corporate names, Internet domain names and material unregistered trademarks and service marks. Except as set forth in Section 3.1(s) of the Disclosure Letter, Royal or a Royal Subsidiary owns all right, title and interest in and to the Intellectual Property set forth in Section 3.1(s) of the Disclosure Letter, free and clear of all material Liens, and such Intellectual Property is valid and subsisting and not subject to any outstanding orders, judgments, decrees, covenants or agreements adversely affecting or limiting Royal’s and the Royal Subsidiaries’ use thereof or rights thereto. To the knowledge of Royal, Royal and the Royal Subsidiaries have not infringed, misappropriated or violated in any material respect any third party Intellectual Property. Except as set out in Section 3.1(k), no third party has challenged the validity, enforceability or ownership of, any of the Intellectual Property that Royal or a Royal Subsidiary owns or uses in the conduct of its business and no third party has alleged infringement or misappropriation of third party intellectual property by Royal or a Royal Subsidiary. Royal and the Royal Subsidiaries have taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of Royal’s and the Royal Subsidiaries’ trade secrets, confidential information and information received from third persons which Royal or the Royal Subsidiaries are obligated to treat as confidential. No material Contract relating to Intellectual Property to which Royal or any Royal Subsidiary is a party is either unenforceable or impaired, and neither Royal nor any Royal Subsidiary nor any counterparty to any such Contract is in material breach of such Contract, or has repudiated the Contract or given notice of an intention to terminate, cancel, fail to renew or change the terms of such Contract, and to the knowledge of Royal, all Intellectual Property rights obtained or used by Royal or a Royal Subsidiary pursuant to such a Contract are valid and subsisting and not subject to any outstanding order, judgment, decree, covenant or agreement adversely affecting or limiting the use thereof.
(t)                                    Material Contracts. Royal has made available to Purchaser true, correct and complete copies of all of the following Contracts to which Royal or any of the Royal Subsidiaries is a party or by which any of them is bound (collectively, the “Material Contracts”):  (i) Contracts with any current or former officer or director or ten-percent shareholder of Royal; (ii) Contracts (A) for the sale of stock or assets of Royal or any Royal Subsidiary, or for the acquisition of stock, businesses or assets of others (by merger or otherwise), other than Contracts for the sale or purchase of inventory or supplies entered into in the ordinary course of business or (B) for the grant to any person of any preferential rights to purchase any of its assets except in the ordinary course of business; (iii) Contracts which restrict Royal or any Royal Subsidiary from competing in any line of business or with any person in any geographic area (other than obligations to current exclusive distributors of Royal or any Royal Subsidiary with respect to products and geographic territories currently in place with such distributors); (iv) indentures, credit agreements, security agreements, mortgages, guarantees, promissory notes and other contracts relating to the borrowing a material amount of money; (v) any Contracts with a customer or  supplier required by the terms of Section 3.1(x) to be listed in Section 3.1(x) of the Disclosure Letter; (vi) Real Property Leases; (vii) all Contracts pursuant to which Royal or any Royal Subsidiary is obligated to provide indemnification to a current or former director, officer or employee; (viii) joint defense agreements in respect of any pending or threatened material litigation; (ix) any tolling agreement pursuant to which Royal or any Royal Subsidiary has agreed to toll the statute of limitations for purposes of bringing a material claim against Royal or a Royal Subsidiary; (x) Contracts with respect to any consultant or consulting firm engaged by Royal or a Royal Subsidiary providing for expenditures by Royal or a Royal Subsidiary in excess of $500,000; and (xi) all other Contracts entered into outside of the ordinary course of business and which are material to Royal. All of the Material Contracts are in full force and effect and are the legal, valid and binding obligation of Royal and/or the Royal Subsidiaries, enforceable against them in accordance with their respective terms, subject to the Enforceability Exceptions. Except as specified in Section 3.1(t) of the Disclosure Letter, neither Royal nor any Royal Subsidiary is in breach or default in any material respect under any Material Contract nor, to the knowledge of Royal, is any other party to any Material Contract in breach or default thereunder in any material respect.
(u)                                 Benefit Plans. Section 3.1(u) of the Disclosure Letter sets forth a true, correct and complete list of all the employee benefit plans (as that phrase is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained or contributed to (or to which Royal or any of the Royal Subsidiaries has any obligation to contribute) for the benefit of any current or former employee, officer or director of Royal or any Royal Subsidiary (“Royal ERISA Plans”) and any other benefit or compensation plan, program or arrangement (including individual contracts, employee agreements,  arrangements, stock purchase, stock option, stock appreciation, stock incentive, severance, change-in-control, retention, insurance, split-dollar, health, medical, disability, workers compensation, supplemental unemployment, post-employment, pension, savings, retirement, profit sharing, fringe, multi-employer, collective bargaining, bonus, incentive, deferred compensation, and any other employee benefit plan, agreement, program or other arrangement (including any funding mechanism therefor now in effect or required in the future as a result of the Transaction or otherwise)) maintained or contributed to (or to which Royal or any Royal Subsidiary has any obligation to contribute) for the benefit of any current or former employee, officer or director of Royal or any Royal Subsidiary, whether or not subject to ERISA but excluding all statutory plans with which Royal is required to comply (including, without limitation, the Canada Pension Plan or Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers compensation and unemployment insurance legislation) (Royal ERISA Plans and such other plans being referred to collectively as “Royal Plans”). Neither Royal nor any of the Royal Subsidiaries has any liability with respect to any plan, program or arrangement of the type described in the preceding sentence other than the Royal Plans.
Royal has furnished or made available to Purchaser a true, correct and complete copy of all written Royal Plans, a written description of any Royal Plan for which there is no written document, and (to the extent applicable) all determination letters from the IRS with respect to any Royal Plan that is intended to be a “qualified plan” under the Code, all trust agreements, insurance contracts, summary plan descriptions and other documents relating to the funding or payment of benefits under any Royal Plan and the three most recent annual reports or information returns, financial statements and actuarial valuations with respect to each Royal Plan and any reports, statements, valuations, returns and correspondence for each of the last six years which disclose a material effect on premiums, contributions, refunds, deficits or reserves in respect of any Royal Plan. Except as specified in Section 3.1(u) of the Disclosure Letter:
(i)                                     no Royal ERISA Plan is a “defined benefit plan” within the meaning of Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” with the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code and neither Royal nor any Royal Subsidiary nor any entity that is treated as a single employer with Royal or a Royal Subsidiary pursuant to Section 414(b),(c), (m), or (o) of the Code currently maintains or contributes to any employee benefit plan that is subject to Title IV of ERISA, nor has previously maintained or contributed to any such Plan that has resulted in any liability or potential liability for Royal or any Royal Subsidiary under said Title IV;
(ii)                                  no Royal Plan promises or provides retiree health benefits or retiree life insurance benefits or any other post-retirement health and welfare benefits to any person (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state law);
(iii)                               no Royal Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit or the acceleration or increase in any funding obligation in respect thereof by reason of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;
(iv)                              neither Royal nor any of the Royal Subsidiaries has an obligation to adopt any new pension, benefit or compensation plan, program or arrangement or, except as required by law, the amendment of an existing Royal Plan;
(v)                                 each Royal ERISA Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code (or, alternatively, if such Royal ERISA Plan is maintained pursuant to the adoption of a master or prototype plan document, the National Office of the IRS has issued an opinion letter to the effect that the form of the master or prototype plan document is acceptable for the implementation of a qualified retirement plan), and nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to affect the qualified status of such Royal ERISA Plan;
(vi)                              no event has occurred respecting any registered Royal Plan which would result in the revocation of the registration of such Royal Plan (where applicable) or entitle any person or entity (without the consent of Royal or a Royal Subsidiary, as applicable) to wind-up or terminate any Royal Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Royal Plan;
(vii)                           as of the date of the most recent applicable actuarial report, there are no unfunded liabilities in respect of any Royal Plan that provides pensions, superannuation benefits or retirement savings, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies and, to the knowledge of Royal, no circumstances exist or events have occurred that would have a material adverse impact on the funded status of such plans, as represented in the most recent applicable actuarial report;
(viii)                        each Royal Plan is, and has been, established, registered (where applicable), qualified, amended, funded, administered and invested in material compliance with its terms and no inconsistent representation or interpretation has been made to any Royal Plan participant, and each Royal Plan also has been operated and is currently in material compliance with the requirements of all applicable Law and with the terms of any applicable Collective Agreement, and no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code (other than prohibited transactions for which a statutory or regulatory exemption applies) has occurred with respect to any Royal ERISA Plan;
(ix)                                Royal and the Royal Subsidiaries have complied with all of their obligations in respect of the Royal Plans and Royal has no knowledge of any default or violation of any other person or entity in relation to obligations under any Royal Plan;
(x)                                   neither Royal nor any Royal Subsidiary or members of their “controlled group” (determined in accordance with the provisions of Section 414 (b), (c), (m) or (o) of the Code) has incurred any direct or indirect liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Royal ERISA Plan or any other retirement plan or arrangement, and no fact or event exists that could reasonably be expected to give rise to any such liability;

(xi)                                no lawsuit or complaint against, by or relating to any Royal Plan or any fiduciary, as defined in Section 3(21) of ERISA, of any Royal Plan has been filed or is pending, and Royal is not aware of any claims relating to any Royal Plan, other than routine claims for benefits arising in the ordinary course of plan administration and no Taxes, penalties or fees are owing or exigible under or in relation to any Royal Plan;
(xii)                             all required payments, contributions (including all employer contributions and employee salary reduction contributions) or insurance premiums that are or have come due have been paid with respect to each Royal Plan in a timely fashion in accordance with the terms of the Royal Plan and applicable Laws, and all required contributions or insurance premiums for any period ending on or before the Effective Time that are not yet due have been paid with respect to each such Royal Plan or accrued, in each case in accordance with the past custom and practice of Royal and the Royal Subsidiaries and no Taxes, penalties or fees are owing or exigible under or in relation to any Royal Plan;
(xiii)                          all contributions required to be paid with respect to workers’ compensation arrangements of Royal and the Royal Subsidiaries have been made or accrued, in each case in accordance with the past custom and practice of Royal and the Royal Subsidiaries;
(xiv)                         there are no entities other than Royal or a Royal Subsidiary participating in any Royal Plan; and
(xv)                            none of the Royal Plans, or any insurance contact relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Royal Plan or any insurance contract relating thereto.
(v)                                 Insurance. Set forth in Section 3.1(v) of the Disclosure Letter is a list of all insurance policies under which Royal or any Royal Subsidiary is an insured party (including policies providing property, fire, theft, casualty, directors’ and officers’ liability, errors and omissions, liability and workers’ compensation coverage) (the “Insurance Policies”), which are in full force and effect in all material respects. All premiums due in respect of the Insurance Policies have been paid by Royal or an affiliate and Royal or the applicable affiliates are otherwise in compliance with the terms of such policies. The assets of Royal and the Royal Subsidiaries are insured at replacement cost against loss or damage by fire or other risks as set forth in the policies, subject to the applicable limits of such policies. To the knowledge of Royal, there has not been any threatened termination of, pending premium increase (other than with respect to customary annual premium increases) with respect to, or alteration of coverage under, any Insurance Policy. Except as set forth in Section 3.1(v) of the Disclosure Letter, there are no pending claims against the Insurance Policies as to which the applicable insurer has denied liability and there exist no material claims that have not been timely submitted by Royal or any Royal Subsidiary, as applicable, to the applicable insurer.
(w)                               Relationships with Related Persons. Except as described in Section 3.1(w) of the Disclosure Letter, to the knowledge of Royal, no current or former officer or director of Royal possesses, directly or indirectly, any controlling interest in any corporation, firm, partnership, association or business organization that is a client, supplier, customer, lessor, lessee, creditor, borrower, debtor or contracting party with Royal or any Royal Subsidiary (except as a shareholder holding less than a one percent (1%) interest in a corporation whose shares are traded on a national or regional securities exchange or in the over-the-counter market). Except as described in Section 3.1(w) of the Disclosure Letter, each of the arrangements or agreements set forth in Section 3.1(w) of the Disclosure Letter is terminable by Royal at any time, without premium or penalty and without requirement of advance notice that exceeds thirty days.
(x)                                   Customers and Suppliers. Set forth in Section 3.1(x) of the Disclosure Letter is a correct and complete list of each customer and supplier of Royal or any Royal Subsidiary with which Royal or any Royal Subsidiary has done more than $10,000,000 worth of business within the past twelve months. Except as set forth in Section 3.1(x) of the Disclosure Letter, none of Royal’s customers accounted for more than five percent of Royal’s consolidated revenues during the twelve months preceding the date of this Agreement. Neither any such customer nor any such supplier listed in Section 3.1(x) of the Disclosure Letter has indicated that it intends to terminate or materially and adversely modify its relationship with Royal or any Royal Subsidiary.
(y)                                 No Corrupt Practices. Neither Royal nor any Royal Subsidiary has paid or offered to pay anything of value, directly or indirectly, to any official of any government or political party for the purpose of obtaining or retaining business, or for any other improper purpose which would result in material liability to Royal or a Royal Subsidiary.
(z)                                   Brokers. Except for Deutsche Bank, Scotia Capital Inc. and BMO Nesbitt Burns Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Royal in connection with this Agreement or the Transaction. Royal has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Purchaser.
3.2                               Survival of Representations and Warranties
The representations and warranties of Royal contained in this Agreement shall expire and be terminated at the Effective Time.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.1                               Representations and Warranties
Purchaser hereby represents and warrants to and in favour of Royal as follows and acknowledges that Royal is relying upon such representations and warranties in connection with the entering into of this Agreement:
(a)                                  Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the completion by Purchaser of the Transaction have been duly authorized by the Board of Directors of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transaction. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.
(b)                                 No Violations.
(i)                                     Neither the execution and delivery of this Agreement by Purchaser nor the completion of the Transaction nor compliance by Purchaser with any of the provisions hereof or thereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) Purchaser’s articles of incorporation or (B) any material contract or other instrument or obligation to which Purchaser is a party or to which its properties or assets, may be subject or by which Purchaser is bound and, in each case, individually or in the aggregate, would materially adversely affect Purchaser’s ability to perform its obligations under this Agreement.
(ii)                                  Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (1) there is no legal impediment to the completion of the Transaction by

Purchaser, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Purchaser in connection with the completion of the Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the completion of the Transaction by Purchaser.
(c)                                  Financing. On the date hereof, Purchaser delivered to Royal a true and correct executed copy of the Commitment Letter in the form previously provided to Royal. The Commitment Letter is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser under the Commitment Letter. As of the date hereof, Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter. In addition, assuming that all information provided by Royal and/or its advisors relating to the calculation was accurate and complete, as of March 31, 2006, on a pro forma basis (pro forma for the closing of the transactions contemplated herein and in the financing contemplated by the Commitment Letter, including, without limitation, application of proceeds from planned divestitures, sale of real estate and anticipated pre-closing cash flow) the combined entity was in compliance with the “leverage test” set forth in the Commitment Letter.
(d)                                 Solvency. Assuming that Royal and its subsidiaries are Solvent on the Effective Date immediately prior, and without giving effect to, the transactions contemplated by this Agreement, Royal and its subsidiaries will be Solvent on the Effective Date, after giving effect to the transactions contemplated by this Agreement and the incurrence of any financings in connection therewith.
4.2                               Survival of Representations and Warranties
The representations and warranties of Purchaser contained in this Agreement shall expire and be terminated at the Effective Time.
ARTICLE 5
COVENANTS
5.1                               Covenants of Royal Regarding the Conduct of Business
Royal covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, the business of Royal and the Royal Subsidiaries shall be conducted only, and Royal and the Royal Subsidiaries shall not take any action except, in the usual and ordinary course of business consistent with past practice, and Royal shall use all commercially reasonable efforts to maintain and preserve its and the Royal Subsidiaries’ business organization, assets and goodwill, rights, authorizations, franchises and other authorizations issued by Governmental Entities, and relationships with employees, customers, suppliers, distributors, licensors and others having significant business relationships with Royal and the Royal Subsidiaries. Without limiting the generality of the foregoing, except as is otherwise expressly permitted by this Agreement or set forth in Section 5.1 of the Disclosure Letter, or as Purchaser may otherwise consent in writing, in its sole discretion, in the case of matters described in any of clauses (i) through (viii), (x), (xvii), (xx) and (xxii) of paragraph (a) below, paragraphs (b) and (c) below, and paragraph (f) below to the extent relating to any of the foregoing, and as Purchaser may otherwise consent in writing, with such consent not to be unreasonably withheld or delayed, in the case of other matters described in this Section 5.1:
(a)                                  Neither Royal nor any Royal Subsidiary shall, directly or indirectly: (i) amend its  articles, charter or by-laws or other comparable organizational documents; (ii) split, combine, subdivide or reclassify any shares of its capital stock or equity interests, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) other than to Royal or any wholly-owned Royal Subsidiary (or dividends, distributions or payments to non wholly-owned Royal Subsidiaries in amounts not, in the aggregate, material to Royal); (iii) issue, grant, sell, pledge or encumber, or agree to issue, grant, sell, pledge or encumber any shares of its capital stock or other voting securities or ownership interest (including a phantom interest or other right linked to the price of shares of its capital stock), or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of its capital stock or other voting securities or ownership interest (including a phantom interest or other right linked to the price of shares of its capital stock), other than (A) the issuance of Royal Shares issuable pursuant to the terms of the outstanding Royal Options and RSUs, in each case, in accordance with their respective terms as in effect on the date of this Agreement, (B) the grant of Royal Options and RSUs pursuant to the terms of contractual commitments as in effect on the date hereof and set forth in Section 5.1 of the Disclosure Letter, (C) transactions between two or more Royal wholly-owned subsidiaries or between Royal and a Royal wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in Section 5.1 of the Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its or its subsidiaries’ outstanding securities, unless otherwise required by the terms of such securities as described in Section 5.1 of the Disclosure Letter, and other than in transactions between two or more Royal wholly-owned subsidiaries or between Royal and a Royal wholly-owned subsidiary; (v) amend the terms of any of its securities; (vi) adopt a plan of complete or partial liquidation or resolution providing for its complete or partial liquidation or dissolution, or undertake any merger, share exchange, consolidation, amalgamation, restructuring, recapitalization or reorganization; (vii) amend its accounting policies or adopt new accounting policies, in each case except in accordance with GAAP as concurred to by Purchaser’s external auditors, or change its fiscal year; (viii) acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any person or any division thereof or any business; (ix) acquire, directly or indirectly, any assets, except for purchases of inventory and supplies in the ordinary course of business consistent with past practice and except for maintenance capital expenditures, reasonable equipment productivity improvement capital expenditures and capital expenditures for such of the projects listed in Section 5.1 of the Disclosure Letter under the heading “Potential Programs” as Purchaser may approve after the date of this Agreement pursuant to Section 5.1(h) below; (x) other than pursuant to Contracts as in effect on the date hereof set forth in Section 5.1 of the Disclosure Letter, sell or otherwise transfer (by merger, amalgamation, consolidation, sale of stock or assets or otherwise), whether in one transaction or a series of related transactions, any Royal Subsidiary, or any division or business of Royal or a Royal Subsidiary; (xi) other than pursuant to Contracts as in effect on the date hereof, and other than sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice, sell, lease, license (as licensor or licensee), assign, encumber or otherwise transfer, whether in one transaction or a series of related transactions, any assets or rights; (xii) incur, assume, guarantee or otherwise become responsible for any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any keep-well or other arrangements to maintain the financial condition of any other person, other than short-term borrowings in the ordinary course of business and in amounts and on terms consistent with past practice, or grant any security interest in or other pledge of any of its assets; (xiii) make any loan, advance or capital contribution to, or investment in, any person, other than loans, advances or capital contributions to or investments in its wholly-owned Royal Subsidiaries (and loans, advances or capital contributions to, or investments in, non wholly-owned Royal Subsidiaries in amounts not, in the aggregate, material to Royal); (xiv) repay, redeem, repurchase or retire, or otherwise make any payment in respect of, any indebtedness for borrowed money or any debt securities, other than in the ordinary course of business consistent with past practice or as required by the terms of existing Contracts as in effect on the date hereof; (xv) pay, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business consistent with past practice; (xvi) (A) cancel any material indebtedness, (B) waive, transfer, grant or release any claims or potential claims of material value,

                                                (C) waive any benefits of, or agree to modify in any manner, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required under, any confidentiality, standstill or similar agreement to which Royal or any Royal Subsidiary is a party or of which Royal or any Royal Subsidiary is a beneficiary; (xvii) enter into, cancel, terminate, fail to renew or amend in any material respect any Material Contract or any Contract that would be a Material Contract if in effect on the date hereof (excluding, for purposes of this clause (xvii), Contracts that are Material Contracts by virtue of clauses (vi) or (viii) of the definition of Material Contract); (xviii) enter, into, cancel, terminate, fail to renew or amend in any material respect any Material Contract, or any Contract that would be a Material Contract if in effect on the date hereof, by virtue of clauses (vi) or (viii) of the definition of Material Contract); (xix) unless required by applicable Law, (A) make, change, or revoke any election relating to Taxes, (B) take any action or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Return or the payment of any Tax, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income tax Return for the year ended December 31, 2005, (C) settle or compromise any material Tax claim, assessment, reassessment, audit, investigation, proceeding or controversy, (D) surrender any right to claim a Tax refund, or (E) amend any of its transfer pricing policies; (xx) undertake any reorganizations of Royal or the Royal Subsidiaries or enter into any transaction or series of transactions that would have the effect of preventing Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal at the Effective Time;(xxi) license or commit to license or otherwise acquire or transfer any Intellectual Property or rights in or with respect thereto, other than in the ordinary course of business consistent with past practice; or (xxii) take any action that would, or would reasonably be expected to, prevent or materially impair or delay the ability of Royal to consummate the Transaction;
(b)                                 Royal and the Royal Subsidiaries shall not take any action that would or would reasonably be expected to, and Royal shall promptly notify Purchaser in writing of any circumstance or development that does, or would reasonably be expected to, (i) cause any of the representations or warranties set forth in Article 3 to be untrue in any material respect (disregarding for this purpose any qualifiers as to “material” or “Material Adverse Effect”), (ii) result in a breach of this Agreement, or (iii) result in a Material Adverse Effect on Royal or any Royal Subsidiary, and Royal shall promptly notify Purchaser in writing of any change in any material fact set forth in any of the Disclosure Letter or the Public Disclosure Documents;

(c)                                  Other than as is necessary to comply with applicable Laws or as set forth in Section 5.1 of the Disclosure Letter, neither Royal nor any Royal Subsidiary shall grant to any current or former officer, director or employee of Royal or any Royal Subsidiary an increase in compensation in any form (other than, with respect to employees, in the ordinary course of business or, subject to the last sentence of this paragraph (c), in connection with new hires or promotions), make any loan to any current or former officer, director or employee of Royal or any Royal Subsidiary, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to or from, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or affiliates or associates (as such terms are defined in the Exchange Act) other than compensation arrangements in the ordinary course of business, take any action with respect to the grant of any severance or termination pay to or enter into or amend or modify any employment agreement with any current or former officer, director or employee of Royal or any Royal Subsidiary, increase any benefits payable under its current severance or termination pay policies, or adopt or materially amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of Royal or any Royal Subsidiary, and neither Royal nor any Royal Subsidiary shall enter into any union recognition, collective bargaining agreement, works council agreement or similar agreement with any trade union, labor union or representative body. Royal shall not, and shall not permit any Royal Subsidiary to, hire any new senior employees;
(d)                                 Except as set forth in Section 5.1(d) of the Disclosure Letter, Royal shall not, and shall not permit any Royal Subsidiary to, without the consent of Purchaser, settle or compromise (i) any action, claim or proceeding pending on the date of this Agreement or hereafter brought against it and/or any Royal Subsidiary; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the Transaction; in either such case, to the extent such liability would provide for injunctive relief against or other restriction on the business of Royal or any Royal Subsidiary or any admission by Royal or any Royal Subsidiary of any liability or wrongdoing, or would require payment exceeding $3,000,000 for any individual claim or $10,000,000 in the aggregate;
(e)                                  Royal shall not amend, modify or terminate any insurance policy of Royal or any Royal Subsidiary and Royal shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Royal or any Royal Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Royal or any Royal Subsidiary shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof;
(f)                                    Neither Royal nor any Royal Subsidiary shall enter into any agreement, letter of intent, commitment or understanding which is binding and cannot be cancelled, without premium, penalty or requirement of advance written notice that exceeds ninety days, in respect of any of the actions prohibited by the terms of this Section 5.1;
(g)                                 Royal agrees that, upon request by Purchaser, Royal shall (i) effect such reorganizations of its business, operations and assets or such other transactions as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Royal or the Royal Shareholders in any material respect. Purchaser shall provide written notice to Royal of any proposed Pre-Acquisition Reorganization at least five business days prior to the Effective Time. Upon receipt of such notice, Purchaser and Royal shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Purchaser does not acquire all of the Royal Shares, Purchaser shall reimburse Royal for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and
(h)                                 With respect to each of the potential programs listed in Section 5.1 of the Disclosure Letter under the heading “Potential Programs,” Purchaser will, upon written request of Royal with respect to an individual program and within five (5) business days after having been provided by Royal with all reasonable detail, including, without limitation, with respect to anticipated cost, requested by Purchaser regarding such potential program, provide Royal with its response as to whether it approves such project. With respect to any such potential program consent for which would be required pursuant to any of clauses (i) through (viii), (x), (xvii), (xx) and (xxii) of paragraph (a) above, paragraph (b) and (c) above, or paragraph (f) above to the extent relating to any of the foregoing, Purchaser may withhold its consent, in its sole discretion and, otherwise, such consent may not be unreasonably withheld.
5.2                               Covenants of Royal Regarding the Performance of Obligations
Royal shall and shall cause the Royal Subsidiaries to perform all obligations required or desirable to be performed by Royal or any Royal Subsidiary under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Royal shall and, where appropriate, shall cause the Royal Subsidiaries to:
(a)                                  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Royal or the Royal Subsidiaries, and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities necessary in connection with the Transaction and this Agreement and relating to Royal or the Royal Subsidiaries, and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals and such other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities, including providing Purchaser with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Purchaser to provide its comments thereon; provided that Royal shall not make any commitments, provide any undertakings or assume any obligations, in each case that involve (individually or in the aggregate) in excess of $5,000,000 without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed;
(b)                                 defend all lawsuits or other legal, regulatory or other proceedings against Royal challenging or affecting this Agreement or the consummation of the Transaction;
(c)                                  use commercially reasonable efforts to obtain the requisite approvals of the Royal Shareholders to the Transaction including participating in joint presentations to the Royal Shareholders;
(d)                                 advise Purchaser as reasonably requested, and at least on a daily basis on each of the last seven business days prior to the Royal Meeting, as to the aggregate tally of the proxies and votes received in respect of the Royal Meeting and all matters to be considered at such meeting;
(e)                                  carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Royal or the Royal Subsidiaries with respect to the Transaction;
(f)                                    provide Purchaser with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Transaction without the consent of Purchaser;
(g)                                 to the extent known to Royal, advise Purchaser in writing of any transaction or event that could reasonably be expected to prevent Purchaser from obtaining a full tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of the Royal Subsidiaries and other non-depreciable capital property directly owned by Royal atthe Effective Timewithin three days of Royal or the Royal Subsidiary, as the case may be, becoming aware of any such transaction or event; and
(h)                                 cooperate with Purchaser and take such actions as are reasonably requested by Purchaser to cause such Royal Third Party Debt as is specified by Purchaser to be repaid on the Effective Date.
5.3                               Covenants of Purchaser Regarding the Performance of Obligations
(1)           Purchaser shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, co-operate with Royal in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:
(a)                                  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and relating to Royal or any of the Royal Subsidiaries that are typically applied for by a purchaser and, in doing so, keep Royal reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Royal with copies of all related applications and notifications excluding any part thereof constituting confidential information (it being hereby acknowledged by the parties that any filings related to any approvals under the Investment Canada Act constitute confidential information), in draft form, in order for Royal to provide its reasonable comments thereon; provided that for greater certainty, nothing contained in this Agreement shall restrict or limit Purchaser from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the

                                                Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or shall require Purchaser to make any such commitments, provide any such undertakings or assume any such obligations;
(b)                                 use all commercially reasonable efforts to assist Royal in obtaining all consents, waivers or approvals pursuant to Contracts required to be obtained in order for the condition in Section 6.2(1)(g) to be satisfied, provided that Purchaser shall not be obligated to pay any break fees or guarantee any obligations in connection with Royal obtaining such consents, waivers or approvals;
(c)                                  defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the making or completion of the Transaction; and
(d)                                 carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Purchaser or its subsidiaries with respect to the Transaction.
(2)           Purchaser shall use commercially reasonable efforts to obtain and effectuate the financing contemplated by the Commitment Letter on the terms set forth therein. Purchaser shall give Royal prompt notice of any material breach by any party of the Commitment Letter.
5.4                               Mutual Covenants
Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:
(a)                                  it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals, and other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals of Governmental Entities, required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Transaction; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;
(b)                                 it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Transaction except as permitted by this Agreement; and
(c)                                  it shall use its commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein qualified as to materiality shall be true and correct and all of its representations and warranties contained herein not so qualified shall be true and correct in all material respects, in each case, on and as of the Effective Date as if made thereon (other than the representations and warranties specific to a particular date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).
ARTICLE 6
CONDITIONS
6.1                               Mutual Conditions Precedent
The respective obligations of the Parties to complete the Transaction shall be subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of Purchaser and Royal:
(a)                                  the Transaction Resolution shall have been approved by 66 2/3% of the votes cast on the Transaction Resolution by the Royal Shareholders present in person or by proxy at the Royal Meeting;
(b)                                 the Transaction shall have been approved at the Royal Meeting in accordance with any conditions in addition to those set out in Section 6.1(a) which may be imposed by the Interim Order;
(c)                                  the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;
(d)                                 the Articles of Arrangement shall be in content consistent with this Agreement and in form satisfactory to the Parties acting reasonably;

(e)                                  no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;
(f)                                    (i) the Regulatory Approvals shall have been obtained; (ii) any consent, approval or waiting period under the antitrust or competition legislation of any other relevant jurisdiction applicable to the Transaction shall have been obtained or shall have expired or been terminated, as applicable; and (iii) the approvals or notifications that may be required under any applicable Law of any country outside Canada and the United States shall have been obtained or made, except, in the case of this clause (iii), where the failure to so obtain or make would not have a Material Adverse Effect on Royal or Purchaser; and
(g)                                 this Agreement shall not have been terminated pursuant to Article 8.
6.2                               Additional Conditions Precedent to the Obligations of Purchaser
(1)           The obligations of Purchaser to complete the Transaction shall also be subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent (each of which is for Purchaser’s exclusive benefit and may be waived by Purchaser):
(a)                                  each agreement and covenant of Royal under this Agreement to be performed on or before the Effective Time shall have been duly performed by Royal in all material respects and Purchaser shall have received a certificate of Royal addressed to Purchaser and dated the Effective Date, signed on behalf of Royal by two senior executive officers of Royal (on Royal’s behalf and without personal liability), confirming the same as at the Effective Date;
(b)                                 (i) the representations and warranties of Royal that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date hereof and as of the Effective Time; and (ii) the representations and warranties of Royal not so qualified shall be true and correct in all material respects, in each case on the date hereof and as of the Effective Time as if made on and as of such time (except, in each case, to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct or true and correct in all material respects, as applicable, to such extent as of such earlier date); and Purchaser shall have received a certificate of Royal addressed to Purchaser and dated the Effective Date, signed on behalf of Royal by two senior executive officers of Royal (on Royal’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)                                  the Board of Directors of Royal shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Royal and the Royal Subsidiaries to permit the consummation of the Transaction;
(d)                                 there shall not have occurred or have been disclosed to the public if previously undisclosed to the public, any Material Adverse Effect on Royal;
(e)                                  there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other person, or any adverse development in any Proceeding that is pending against Royal or any Royal Subsidiary as of the date hereof: (i) that would reasonably be expected to prohibit or restrict the acquisition by Purchaser of any Royal Shares, that would reasonably be expected to restrain or prohibit the consummation of the Transaction or seeking to obtain from Royal or Purchaser any material damages directly or indirectly in connection with the Transaction, (ii) that would reasonably be expected to prohibit or materially limit the ownership or operation by Purchaser of Royal or any material portion of the business or assets of Royal or any of the Royal Subsidiaries or to compel Purchaser to dispose of or hold separate any portion of the business or assets of Royal or any of the Royal Subsidiaries, (iii) that would reasonably be expected to impose limitations on the ability of Purchaser to acquire or hold, or exercise full rights of ownership of, any Royal Shares, including the right to vote the Royal Shares to be acquired by them on all matters properly presented to the shareholders of Royal, (iv) that would reasonably be expected to prohibit Purchaser from effectively controlling in any material respect the business or operations of Royal or any of the Royal Subsidiaries or (v) which arises after the date of this Agreement and is reasonably likely to have a Material Adverse Effect on Royal or Purchaser;
(f)                                    Holders of Royal Shares shall not have exercised the Dissent Rights or similar rights, and shall not have instituted proceedings to exercise the Dissent Rights or similar rights, in connection with the Transaction (other than holders of Royal Shares representing, in the aggregate, not more than 10% of the outstanding Royal Shares);
(g)                                 all consents and waivers from any Persons (other than Governmental Entities) required under the terms of any of the Material Contracts with respect to the acquisition of control by Purchaser, shall have been duly obtained or given, as the case may be, at or before the Effective Time on terms satisfactory to Purchaser acting reasonably except for any which the failure to obtain or provide does not and would not reasonably be expected to constitute,  individually or in the aggregate, a Material Adverse Effect on Royal;

(h)                                 other than the Regulatory Approvals, all other consents, waivers, Permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, the failure of which to obtain would render completion of the Transaction unlawful or which would reasonably be expected to have a Material Adverse Effect on Purchaser and/or Royal, shall have been obtained or satisfied on terms that would not reasonably be expected to have a Material Adverse Effect on Purchaser and/or Royal;
(i)                                     the board of directors of Royal shall not have approved or recommended any Acquisition Proposal;
(j)                                     no person other than Purchaser shall have entered into a definitive agreement or an agreement in principle with Royal with respect to an Acquisition Proposal;
(k)                                  all of the directors of Royal shall have resigned from Royal effective as of the Effective Time;
(l)                                     none of a Market MAC, Royal’s breach of Section 7.7 or any of its other material agreements and covenants contained herein, or a material variance in Royal and the Royal Subsidiaries’ financial performance from that anticipated as of the date hereof, shall have resulted in Purchaser failing to receive funds in the amount contemplated by the Commitment Letter pursuant to its terms; and
(m)                               Purchaser shall have been provided “payoff” letters from the providers of Royal Third Party Debt that is bank debt in form and content satisfactory to Purchaser.
(2)           Purchaser may not rely on the failure to satisfy any of the conditions precedent in Section 6.1 or Section 6.2 if the condition precedent was not satisfied principally as a result of a material default by Purchaser in complying with its obligations under this Agreement.
6.3                               Additional Conditions Precedent to the Obligations of Royal
(1)           The obligations of Royal to complete the Transaction shall also be subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of Royal and may be waived by Royal):
(a)                                  each agreement and covenant of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Royal shall have received a certificate of Purchaser addressed to Royal and dated the Effective Date, signed on behalf of Purchaser by two senior executive officers of

                                                Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;
(b)                                 (i) the representations and warranties of Purchaser that are qualified by references to materiality or Material Adverse Effect shall be true and correct on the date hereof and as of the Effective Time; and (ii) the representations and warranties of Purchaser not so qualified shall be true and correct in all material respects, in each case on the date hereof and as of the Effective Time as if made on and as of such time; and Royal shall have received a certificate of Purchaser addressed to Royal and dated the Effective Date, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date;
(c)                                  the board of directors of Purchaser shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Purchaser to permit the consummation of the Transaction; and
(d)                                 Purchaser shall have deposited the aggregate cash purchase price payable under the Transaction for the Royal Shares, Royal Options and RSUs with the Depositary.
(2)           Royal may not rely on the failure to satisfy any of the conditions precedent in Section 6.1 or Section 6.3 if the condition precedent was not satisfied principally as a result of a material default by Royal in complying with its obligations in this Agreement.
6.4                               Satisfaction, Waiver and Release of Conditions
The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of Purchaser and Royal, a Certificate of Arrangement in respect of the Transaction is issued by the Director.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1                               Non-Solicitation
(1)           Except as otherwise provided in this Article 7, Royal shall not, directly or indirectly, through any officer, director, employee, representative, lawyer, banker, financial advisor or other agent of Royal or any of the Royal Subsidiaries, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, or amend or waive the terms of any standstill or confidentiality agreement with respect to any person in any manner that would facilitate the making or implementation of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the recommendation to Royal Shareholders of the Board of Directors of Royal of the Transaction, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for payment of any break, termination or other fees or expenses to any person in the event Royal consummates the Transaction; provided that, subject to the further provisions of this Article 7, nothing contained in this Agreement shall prevent the Board of Directors of Royal, at any time prior to approval of the Transaction Resolution by the Royal Shareholders, from considering, negotiating, entering into a confidentiality agreement and providing information pursuant to Section 7.1(4), accepting, approving, recommending to Royal Shareholders or entering into an agreement, understanding or arrangement in respect of a bona fide, written Acquisition Proposal received after the date hereof that:
(a)                                  contemplates the acquisition, directly or indirectly, of all or substantially all of the outstanding Royal Shares or all or substantially all of the assets of Royal and the Royal Subsidiaries;
(b)                                 did not result from a breach of this Section 7.1; and
(c)                                  in respect of which the Board of Directors of Royal determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that (A) such Acquisition Proposal will, at the time of Royal’s entering into a definitive agreement in respect thereof, be financed (to at least the extent that the Transaction is financed as of the date hereof as set forth in the Commitment Letter), (B) there is a substantial likelihood that the transactions contemplated by the Acquisition Proposal will be consummated in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (C) such Acquisition Proposal is more favourable to Royal Shareholders, from a financial point of view, than the Transaction (taking into account any changes to the financial terms of the Transaction proposed by Purchaser in response to such Acquisition Proposal or otherwise), such that acceptance of such Acquisition Proposal is necessary to fulfill the fiduciary duties of the Board of Directors of Royal to the Royal Shareholders
(any such Acquisition Proposal being referred to herein as a “Superior Proposal”).
(2)           Royal shall, and shall cause the officers, directors, employees, representatives, lawyers, bankers, financial advisors and agents of Royal and the Royal Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal, and shall promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of a potential transaction in respect of Royal to return or destroy all confidential information heretofore furnished by Royal or any of the Royal Subsidiaries to such person, and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including using commercially reasonable efforts to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.
(3)           Royal shall promptly notify Purchaser of, at first orally and then in writing, and promptly provide to Purchaser a copy of, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Royal or any Royal Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of Royal or any Royal Subsidiary by any person that informs Royal or such Royal Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making such Acquisition Proposal and such other details of the proposal or inquiry as Purchaser may reasonably request. Royal shall (i) keep Purchaser fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide to Purchaser copies of all correspondence and other written material sent or provided to Royal by any person in connection with any Acquisition Proposal or inquiry or sent or provided by Royal to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.
(4)           If Royal receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Royal determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Royal may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement (including a standstill provision no less stringent than the standstill provision set forth in the Confidentiality Agreement), provide such person with access to information regarding Royal, acting reasonably; provided, however that Royal sends a copy of any such confidentiality agreement to Purchaser immediately upon its execution and Purchaser is immediately provided with a list and copies of all information provided to such person not previously provided to Purchaser and is immediately provided with access to information similar to that which was provided to such person.
(5)           Royal shall notify Purchaser immediately upon its Board of Directors making any determination of the type described in clause (c) of paragraph 1 above and, notwithstanding any other term or provision of this Article 7 to the contrary, may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, (i) it has provided Purchaser with a copy of the documents related to the Acquisition Proposal that has been determined to be a Superior Proposal, (ii) not less than 8 business days shall have elapsed from the date

Purchaser received written notice advising that Royal’s Board of Directors has made the determination described in clause (c) of paragraph 1 above, specifying the terms and conditions of the Superior Proposal and the person making the Superior Proposal, and Royal shall have complied with its obligations set forth in paragraph 6 below, and (iii) Royal has previously or concurrently will have paid to Purchaser the termination fee set forth in Section 7.2 and terminated this Agreement pursuant to Section 8.2(1)(g).
(6)           During the above-described 8 business day period, Royal agrees that Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Royal will review and negotiate in good faith (and promptly make its financial and legal advisors available to negotiate in good faith) any offer by Purchaser to amend the terms of this Agreement in good faith in order to determine whether Purchaser’s offer as so revised would result in the Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Royal so determines, it will enter into an amended agreement with Purchaser reflecting Purchaser’s amended proposal. If the Board of Directors of Royal continues to believe, in good faith after consultation with its financial advisors and outside counsel, that the Superior Proposal remains a Superior Proposal, then it shall promptly notify Purchaser of such determination. Each successive modification of a Superior Proposal shall constitute a new Superior Proposal for purposes of this paragraph 6, initiating a new 8 business day notice and negotiation period.
(7)           Royal shall ensure that its officers and directors and those of the Royal Subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section, and it shall be responsible for any breach of this Section by any such person or its advisors or representatives.
(8)           Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Royal from (i) making any disclosure of an Acquisition Proposal to the Royal Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Royal, after consultation with outside counsel, such disclosure is necessary for the Board of Directors of Royal to fulfill its fiduciary duties to the Royal Shareholders or is otherwise required under applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 7.1(4).
(9)           Nothing contained in this Section 7.1 shall limit in any way the obligation of Royal to convene and hold the Royal Meeting in accordance with Section 2.2 of this Agreement unless this Agreement is terminated in accordance with Article 8.
7.2                               Agreement as to Damages
Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, if after the execution of this Agreement the Transaction is not consummated because (a) (i) Purchaser or Royal terminates this Agreement pursuant to Section 8.2(c), (ii) prior to the date of the Royal Meeting an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to the date of the Royal Meeting, and (iii) concurrently with such termination, or within 12 months after such termination, Royal enters into an agreement with respect to such Acquisition Proposal (or with respect to another Acquisition Proposal negotiated with the proponent of such Acquisition Proposal, or an affiliate of such proponent), or submits such Acquisition Proposal (or another Acquisition Proposal made or publicly announced by the proponent of such Acquisition Proposal, or an affiliate of such proponent) to its shareholders, or such Acquisition Proposal (or another Acquisition Proposal made or publicly announced by the proponent of such Acquisition Proposal, or an affiliate of such proponent) is consummated; (b) a bona fide Acquisition Proposal shall have been made to the Royal Shareholders and after such Acquisition Proposal shall have been made, this Agreement is terminated pursuant to Section 8.2(1)(d) or Section 8.2(1)(h); (c) Purchaser shall have terminated this Agreement pursuant to Section 8.2(1)(f); or (d) Royal shall have terminated this Agreement pursuant to Section 8.2(1)(g), then Royal shall pay to Purchaser the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by Purchaser. For purposes of the preceding sentence, the term “affiliate” shall have the meaning ascribed thereto in the 1933 Act. Such payment will be made (A) in the case of a termination by Purchaser or Royal under (a) above, within two business days of the first to occur of any of the events described in (a)(iii), (B) in the case of a termination by Purchaser other than under clause (a) above, within two business days after Purchaser’s written notice of termination, and (C) in the case of a termination by Royal other than under clause (a) above, immediately prior to such termination.
If (i) the Outside Date has occurred, (ii) all of the conditions to closing have been and are satisfied and Purchaser and Royal would be required to consummate the Transaction but Purchaser is unable to do so solely because Purchaser has not received funds in the amount contemplated by the Commitment Letter, and (iii) this Agreement is terminated by Royal or the Purchaser pursuant to Section 8.2.1(h), then Purchaser shall, within two business days after written notice of such termination, pay to Royal the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by Royal.
7.3                               Fees and Expenses
Except as provided in Section 7.2 and Section 7.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Transaction.
7.4                               Liquidated Damages and Injunctive Relief
Each Party acknowledges that the payment amounts set forth in Section 7.2 is payment of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties.

Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amounts set forth in Section 7.2 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment; provided, however, that nothing contained in this Section 7.4, and no payment under Section 7.2 of this Agreement, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or willful breach of this Agreement, or from seeking damages, costs and other expenses from the other Party for any breach of this Agreement that does not give rise to the payment of damages in accordance with the provisions of Section 7.2. For the avoidance of doubt, a breach by Purchaser of its representations in Section 4.1(c) or of its covenants in Section 5.3(2), in either case, that is not intentional or willful, or a breach by Purchaser of Section 2.3, shall not give rise to a separate cause of action on the part of Royal if Royal receives the payment provided for in the second paragraph of Section 7.2 above. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.
7.5                               Access to Information: Confidentiality
Subject to applicable Laws, from the date hereof until the earlier of the Effective Time and the termination of this Agreement, Royal shall, and shall cause the Royal Subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request (which shall include, without limitation, allowing Deloitte & Touche LLP to conduct site visits and have reasonable access to financial records and systems). Purchaser and Royal acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.
7.6                               Insurance and Indemnification
(1)           Royal and Purchaser agree that, prior to the Effective Date, Royal will purchase “run-off” directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Royal and the Royal Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Date for a period of six years after the Effective Date; provided that Royal shall use commercially reasonable efforts to provide such insurance coverage at the lowest cost possible and in no event shall Royal expend an amount in excess of $3,500,000for such insurance coverage,and if the cost of such insurance coverage exceeds such amount,

Royal shall use commercially reasonable efforts to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.
(2)           Purchaser agrees that all indemnification or exculpation obligations of Royal and the Royal Subsidiaries existing on the date of this Agreement in favour of present and former officers, directors and employees of Royal and the Royal Subsidiaries shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms (including any terms requiring an undertaking of the indemnified person to repay amounts advanced upon a finding that the indemnified person has not met the required standard of conduct), and Purchaser shall guarantee the performance of all such obligations.
(3)           Concurrently with the resignation of the current directors of Royal, Royal shall provide to each such director a full and final release and discharge from all claims and potential claims arising out of, or in any way related to, such individuals acting as directors and/or officers of Royal, such release to be in mutually acceptable form.
(4)           The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Royal hereby confirms that it is acting as agent and trustee on their behalf.
7.7                               Financing
Between the date hereof and the Effective Time, at Royal’s cost and expense, Royal shall, and shall cause the Royal Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers and advisors, including legal and accounting, of Royal and the Royal Subsidiaries to, provide to Purchaser, all cooperation reasonably requested by Purchaser that is reasonably necessary, proper or advisable in connection with the financing contemplated by the Commitment Letter, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Royal and the Royal Subsidiaries, including (i) to the extent reasonably necessary to effect such financing, participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) using its commercially reasonable efforts to assist with the preparation of rating agency presentations, bank information memoranda and other materials contemplated by the financing described in the Commitment Letter to the extent, if any, required in connection with such financing, (iii) using commercially reasonable efforts to furnish Purchaser and its financing sources with financial statements and related information, including audited consolidated financial statements for such periods as are required in connection with such financing and other financial and other pertinent information regarding Royal and the Royal Subsidiaries as may be reasonably requested by Purchaser in connection with such financing, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the 1933 Act, (iv) using commercially reasonable efforts to obtain accountants’ comfort letters if and as reasonably requested by Purchaser, (v) using its commercially reasonable efforts to provide monthly financial statements (excluding notes thereto) within forty-five (45) days of the end of each month prior to the Effective Time, and (vi) using all reasonable efforts to take all actions necessary and appropriate to (A) permit the prospective lenders involved in the financing contemplated by the

Commitment Letter to evaluate Royal’s and the Royal Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and blocked account agreements and lock box arrangements effective with respect to the period commencing at the Effective Time. Royal hereby consents to the use of the logos of Royal and the Royal Subsidiaries in connection with the financing contemplated by the Commitment Letter. Royal will continue to use commercially reasonable efforts to devise a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; and (b) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with United States generally accepted accounting procedures, or any other criteria applicable to such statements, and (B) to maintain accountability for assets.
ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1                               Term
This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.
8.2                               Termination
(1)           This Agreement may:
(a)                                  be terminated by mutual written consent of Purchaser and Royal duly authorized by their respective boards of directors (and, for the avoidance of doubt, without the necessity of further action on the part of the Royal Shareholders if terminated after the holding of the Royal Meeting);
(b)                                 be terminated either by Purchaser or by Royal if any Law renders completion of the Transaction illegal or otherwise prohibited;
(c)                                  be terminated by either Purchaser or Royal if the Transaction Resolution shall have failed to receive the requisite vote for approval at the Royal Meeting or any adjournment or postponement thereof;
(d)                                 be terminated by Purchaser, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Royal set forth in this Agreement, which breach or failure to perform (i) would cause the condition set forth in Section 6.2(1)(a) or 6.2(1)(b) not to be satisfied and (ii) is incapable of being cured by the Outside Date;
(e)                                  be terminated by Royal, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, which breach or failure to perform

(i) would cause the condition set forth in Section 6.3(1)(a) or 6.3(1)(b) not to be satisfied and (ii) is incapable of being cured by the Outside Date;
(f)                                    be terminated by Purchaser if the Board of Directors of Royal shall have: (i) withdrawn, qualified or modified in a manner adverse to Purchaser its approval or recommendation of the Transaction, (ii) approved, recommended, accepted or entered into an Acquisition Proposal or, approved, recommended, accepted or entered into an agreement, undertaking or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), or (iii) failed to reaffirm its approval or recommendation of the Transaction by press release promptly after announcement of an Acquisition Proposal or (iv) breached Section 7.1;
(g)                                 be terminated by Royal in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Section 7.1 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Royal shall have paid to Purchaser the amount required to be paid pursuant to Section 7.2; or
(h)                                 be terminated either by Purchaser or by Royal if the Effective Date does not occur on or prior to the Outside Date, provided that the failure of the Effective Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement, in each case, prior to the Effective Time.
(2)           If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.2, 7.3 and 7.4 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein, except as expressly provided in Section 7.4.
8.3                               Amendment
This Agreement and the Plan of Arrangement may, at any time and from time to time on or before the Effective Date, be amended by mutual written agreement of each of the Parties hereto and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws, without limitation:
(a)                                  change the time for performance of any of the obligations or acts of the Parties or any of them;

(b)                                 waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;
(c)                                  waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the Parties; and
(d)                                 waive compliance with or modify any conditions precedent contained herein.
8.4                               Waiver
Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.
ARTICLE 9
GENERAL PROVISIONS
9.1                               Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):
(1)           If to Purchaser:
Rome Acquisition Corp.
c/o Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, Georgia  30346
Attention:  Joel I. Beerman
Telephone:  (770) 395-4523
Facsimile:  (770) 390-9673
E-Mail:  beermanj@ggc.com

with a copy to:
JonesDay
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia  30309-3053
Attention:              John Zamer
Telephone:            (404) 581-8266
Facsimile:               (404) 581-8330
E-Mail:   jzamer@jonesday.com
and with a copy to:
Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario  M5X 1B8
Attention:  Steve Sigurdson
Telephone:  (416) 862-4261
Facsimile:  (416) 862-6666
E-Mail:  ssigurdson@osler.com
if to Royal:
Royal Group Technologies Limited
1 Royal Gate Boulevard
Woodbridge, Ontario
Canada L4L 8Z7
Attention:              Lawrence Blanford and Scott Bates
Telephone:            905-264-0701
Facsimile:               905-264-0702
E-Mail:  lblanford@royalgrouptech.com/sbates@royalgrouptech.com with a copy to:
Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
Canada M5B 2M6
Attention:              Stephen Halperin and Robert Vaux
Telephone:            416.597.4115 / 416.597.6265
Facsimile:               416.979.1234
E-Mail:   shalperin@goodmans.ca/rvaux@goodmans.ca
9.2                               Miscellaneous
This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement; (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and (iii)  except as provided under Section 7.6(3), is not intended to confer upon any other person any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
9.3                               Governing Law
This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Transaction.
9.4                               Injunctive Relief
The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
9.5                               Time of Essence
Time shall be of the essence in this Agreement.
9.6                               Binding Effect and Assignment
Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary of Guarantor, provided that if such assignment and/or assumption takes place, Guarantor and Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder except to the extent provided in Section 7.6(3). Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.
9.7                               Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.8                               Counterparts
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF Purchaser and Royal have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
ROME ACQUISITION CORP.

Per:	/s/ Joel I. Beerman
	Name:	Joel I. Beerman
	Title:	Vice President

ROYAL GROUP TECHNOLOGIES LIMITED

Per:	/s/ Robert E. Lamoureux
	Name:	Robert E. Lamoureux
	Title:	Chairman of the Board

PARENT GUARANTEE:
The undersigned, as the ultimate parent of Purchaser, does hereby, as a primary obligor, absolutely, unconditionally and irrevocably guarantee the prompt payment and performance of all of the obligations of Purchaser under and pursuant to the foregoing Arrangement Agreement, and this guarantee by the undersigned shall be an obligation for full and prompt payment, rather than a secondary guarantee of collectability. No change, amendment or modification of the foregoing Arrangement Agreement, or waiver of any of its terms, or assignment pursuant to Section 9.6 of the Arrangement Agreement, shall diminish, release or discharge the liability of the undersigned under the foregoing Arrangement Agreement. The liability of the undersigned under this guarantee is continuing and shall only be discharged by the full performance by Purchaser of all of its obligations under the foregoing Arrangement Agreement. The undersigned has the capacity and authority to execute and deliver this guarantee and to perform hereunder, without the necessity of any act or consent of any other person whomsoever. The execution, delivery and performance of this guarantee has been duly authorized by all necessary corporate action on the part of the undersigned. This guarantee constitutes the valid and binding obligation of the undersigned, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable equitable principles, or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.
GEORGIA GULF CORPORATION

By:	/s/ Joel I. Beerman
Printed Name: Joel I. Beerman
Title: Vice President and General Counsel

SCHEDULE 1.1A
PLAN OF ARRANGEMENT
Under section 192 of the Canada Business Corporations Act
concerning
ROME ACQUISITION CORP.
- and -
ROYAL GROUP TECHNOLOGIES LIMITED

ARTICLE 1
INTERPRETATION
1.1                               Definitions
Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Affiliate” has the meaning ascribed to it in the Securities Act;
“Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement, section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order;
“Arrangement Agreement” means the arrangement agreement dated as of June 9, 2006, between Purchaser and Royal, as the same may be amended in accordance with section 8.3 thereof, providing for, among other things, the Arrangement;
“Arrangement Resolution” means the special resolution of Royal Shareholders approving the Plan of Arrangement, to be considered at the Royal Meeting, substantially in the form and content of Schedule 1.1B of the Arrangement Agreement;
“Articles of Arrangement” means the articles of arrangement of Royal in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;
“Business Day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada or New York, N.Y., United States of America;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Court” means the Superior Court of Justice (Ontario);
“Depositary” means Computershare Trust Company of Canada;
“Director” means the Director appointed under section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed to it in section 5.1;
“Dissenting Shareholder” means any Royal Shareholder who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” has the meaning ascribed to it in the Arrangement Agreement;
“Effective Time” means the date shown on the Certificate of Arrangement to be issued by the Director in respect of the Articles of Arrangement to be filed by Royal to give effect to the Arrangement;
“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange and “Exchanges” means both of them;
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization (including the Exchanges), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“In-the-Money Amount” means, in respect of each Royal Share which is subject to a Royal Option (whether vested or unvested), the amount (if any) by which the Purchase Price exceeds the “per share” exercise price of such share under that Royal Option to which it is subject;
“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;
“Letter of Transmittal” means the letter of transmittal for use by Royal Shareholders, in the form accompanying the Royal Circular;
“Long-Term Incentive Plan” means that certain Royal Group Technologies Limited Long-Term Incentive Plan, amended and restated by the Board of Directors of Royal on January 23, 2004 (effective as of January 1, 2004);
“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement”,“hereof’,“herein”, “hereunder”,and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;
“Purchaser” means Rome Acquisition Corp., a corporation incorporated under the laws of Canada;
“Purchase Price” means $13.00 cash per Royal Share;

“Royal” means Royal Group Technologies Limited, a corporation incorporated under the laws of Canada;
“Royal Circular” means the notice of the Royal Meeting and accompanying management information circular, including all appendices thereto, prepared in accordance with the Arrangement Agreement, to be sent to the Royal Shareholders in connection with the Royal Meeting;
“Royal Meeting” means the special meeting of Royal Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable, approve the Arrangement;
“Royal Option Loan” has the meaning ascribed to it in section 3.1(a);
“Royal Option” means an option to purchase Royal Shares pursuant to the Long-Term Incentive Plan;
“Royal Securityholder” means a holder of  a Royal Share, Royal Option or RSU;
“Royal Shareholders” means the holders of Royal Shares;
“Royal Shares” means the common shares in the capital of Royal;
“Royal Subsidiaries” has the meaning ascribed to it in the Arrangement Agreement;
“Royal Third Party Debt Payoff Loans” has the meaning ascribed to it in section 3.1(a);
“RSU” means a restricted stock unit issued pursuant to the Senior Management Incentive Plan representing the right to receive on a specified date a Royal Share or a cash payment based on the closing price of the Toronto Stock Exchange of the Royal Shares on the last trading day preceding such specified date, subject to certain vesting criteria;
“RSU Payment Loan” has the meaning ascribed to in section 3.1(a);
“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Senior Management Incentive Plan” means the Royal Senior Management Incentive Plan adopted by the Board of Directors of Royal on January 23, 2004;
“Specified Third Party Debt” means indebtedness for borrowed money owed by Royal or any Royal Subsidiary that is specified by Purchaser to be repaid on the Effective Date;
“Tax” has the meaning ascribed to it in the Arrangement Agreement; and
“Tax Act” means the Income Tax Act (Canada), as amended.

1.2                               Headings and References
The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.
1.3                               Time Periods
Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.
1.4                               Currency
All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.
1.5                               Time
Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Toronto, Ontario.
1.6                               Construction
In this Plan of Arrangement:
(a)                                  unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;
(b)                                 the word “including” or “includes” shall mean “including (or includes) without limitation”; and
(c)                                  any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.
1.7                               Governing Law
This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT
2.1                               Arrangement
This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.
2.2                               Effectiveness
This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding on Royal, Royal Subsidiaries, Purchaser (and its Affiliates) and the Royal Securityholders without any further authorization, act or formality on the part of the Court, the Director, Purchaser (or its Affiliates), Royal, Royal Subsidiaries or Royal Securityholders, from and after the Effective Time.
ARTICLE 3
THE ARRANGEMENT
3.1                               Arrangement
Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur at the Effective Time (unless otherwise specified), in the following order:
(a)                                  Purchaser (or one of its Affiliates) will provide (i) one or more loans (the “Royal Third Party Debt Payoff Loans”) to Royal in the aggregate amount equal to the aggregate of all amounts owing under the Specified Third Party Debt;(ii) a loan to Royal equal to the aggregate amount payable by Royal under section 3.1(d) (the “Royal Option Loan”); and (iii) a loan to Royal equal to the aggregate amount payable by Royal under section 3.1(e) (the “RSU Payment Loan”). The Royal Third Party Debt Payoff Loans, the Royal Option Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by Royal to Purchaser (or the applicable Affiliate of Purchaser);
(b)                                 immediately upon receipt of the Royal Third Party Debt Payoff Loans, Royal will repay in full all amounts owing under the Specified Third Party Debt;
(c)                                  two minutes after the completion of the immediately preceding step, each Royal Share, other than a Royal Share held by a Dissenting Shareholder, will be acquired by Purchaser without any further authorization, act or formality, in exchange for a cash payment by Purchaser equal to the Purchase Price, less any required withholding taxes, and the Purchaser will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances. The names of the holders of the Royal Shares transferred to Purchaser shall be removed from the applicable registers of holders of Royal Shares and Purchaser shall be recorded as the registered holder of the Royal Shares so acquired and shall be deemed the legal and beneficial owner thereof;

(d)                                 two minutes after the completion of the immediately preceding step, each Royal Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will be deemed to have been disposed of to Royal in exchange for a cash payment by Royal equal to the amount, if any, of the In-the-Money Amount of such Royal Option, less any required withholding taxes;
(e)                                  at the same time as the preceding step, each RSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled in exchange for a cash payment by Royal equal to $● per RSU, less any required withholding taxes; and
(f)                                    the Long-Term Incentive Plan and the Senior Management Incentive Plan shall be terminated.
ARTICLE 4
PAYMENT
4.1                               Delivery of Cash
(a)                                  At or before the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Royal Shareholder, the cash, in Canadian dollars, to which each such Royal Shareholder is entitled pursuant to section 3.1(c) upon the transfer of Royal Shares to Purchaser. Upon surrender by a Royal Shareholder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Royal Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) of Royal Shares shall be entitled to receive in exchange therefor, and Purchaser shall cause the Depositary to deliver to such Royal Shareholder, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Royal Shareholder has the right to receive, less any amounts withheld pursuant to section 4.5 and any certificate(s) of Royal Shares so surrendered shall forthwith be cancelled. The cash deposited to the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Purchaser. In the event of a transfer of ownership of Royal Shares that is not registered in the transfer records of Royal, a cheque representing the proper amount of cash (or other form of immediately available funds) may be delivered to the transferee if the certificate representing such Royal Shares is surrendered to the Depositary, accompanied by a duly completed and executed Letter of Transmittal and all documents required to evidence and effect such transfer.
(b)                                 Prior to the transaction contemplated in section 3.1(d), Royal shall deposit or cause to be deposited with the Depositary, for the benefit of each holder of a Royal Option and/or RSU, an amount of cash equal to the amount of cash each such holder of a Royal Option and/or RSU is entitled to receive under section 3.1(d) or 3.1(e). The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of Royal. The Depositary shall deliver to each such holder of a Royal Option and/or RSU, as soon as practicable after the Effective Time, a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such holder of Royal Option and/or RSU is entitled to receive, less any amounts withheld pursuant to section 4.5, against receipt of such documentation as Purchaser or Royal may reasonably require acknowledging the transfer and/or termination of the Royal Options or RSUs, as the case may be, held by such holder.
4.2                               Distributions with respect to Unsurrendered Certificates
No dividends or other distributions declared or made after the Effective Time with respect to Royal Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Royal Shares that were transferred pursuant to section 3.1(c), and no cash payment pursuant to section 3.1(c) shall be paid to any such holder, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable laws, at the time of such surrender of any such certificate, there shall be paid to the holder of the certificates representing Royal Shares, without interest, the amount of cash to which such holder is entitled pursuant to section 3.1(c).
4.3                               Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Royal Shares that were transferred pursuant to section 3.1(c) is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Purchaser and Royal and their respective transfer agents in such sum as Purchaser and Royal may direct or otherwise indemnify Purchaser and Royal in a manner satisfactory to Purchaser and Royal against any claim that may be made against Purchaser or Royal with respect to the certificate alleged to have been lost, stolen or destroyed.
4.4                               Extinction of Rights
(a)                                  Until surrendered as contemplated by section 4.1, each certificate of Royal Shares shall be deemed at all times after the time of the acquisition of such Royal Shares by Purchaser pursuant to section 3.1(c) to represent only the right to receive upon such surrender a cash payment as contemplated by section 4.1, less any amounts withheld pursuant to section 4.5. Any certificate which immediately prior to the Effective Time represented outstanding Royal Shares that were transferred pursuant to section 3.1(c), and not deposited, with all other instruments required by section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Royal or for the receipt of cash. On such date, all Royal Shares to which the former holder of the certificate referred to in the preceding sentence was entitled shall be deemed to have been surrendered to Purchaser and the cash to which the former holder of the certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser, together with all entitlements to dividends, distributions and interest thereon held for such former holder. None of Purchaser or Royal shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
(b)                                 Any payment made by way of cheque by the Depositary on behalf of Royal or Purchaser that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Royal Options, RSUs or Royal Shares, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Royal or Purchaser, as applicable.
4.5                               Withholding Rights
Purchaser, Royal or the Depositary shall be entitled to deduct and withhold from any consideration payable to any Royal Securityholder pursuant to section 3.1, such amounts as Purchaser, Royal or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Royal Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 5
RIGHTS OF DISSENT
5.1                               Dissent Rights
(a)                                  Royal Shareholders may exercise rights of dissent with respect to their Royal Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by this section 5.1 (the “Dissent Rights”)in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order, provided that, (i) notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Royal not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Royal Meeting; and (ii) notwithstanding section 190 of the CBCA, Purchaser, and not Royal, shall be required to offer to pay fair value for Royal Shares held by holders who duly exercise Dissent Rights, and to pay the amount to which such holders may be ultimately entitled. Holders who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their Royal Shares, shall be deemed to have transferred their Royal Shares, contemporaneously with the transfer of Royal Shares pursuant to section 3.1(c), without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Purchaser in consideration of a payment from Purchaser equal to such fair value at the time contemplated in section 3.1(c).
(b)                                 Royal Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Royal Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Royal Shareholder as at and from the Effective Time and shall receive the cash on the basis set forth in Article 3.
5.2                               Holders
In no circumstances shall Royal, Purchaser or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Royal Shares in respect of which such rights are sought to be exercised.
5.3                               Recognition of Dissenting Shareholders
Neither Royal nor Purchaser nor any other person shall be required to recognize a Dissenting Shareholder as a holder or beneficial owner of Royal Shares at or after the time contemplated in section 3.1(c), and after such time the names of such Dissenting Shareholders shall be deleted from the register of Royal Shareholders maintained by or on behalf of Royal.
5.4                               Dissent Right Availability
A holder is not entitled to exercise Dissent Rights with respect to Royal Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, or her or its proxyholder to vote) in favour of the Arrangement Resolution.
ARTICLE 6
AMENDMENTS
6.1                               Amendments
(a)                                  Royal reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Royal Meeting, approved by the Court and (iv) communicated to Royal Shareholders if and as required by the Court.
(b)                                 Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Royal at any time prior to or at the Royal Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Royal Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)                                  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Royal Meeting shall be effective only if (i) it is consented to by each of Royal and Purchaser and (ii) if required by the Court, it is consented to by Royal Shareholders voting in the manner directed by the Court.
(d)                                 Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder.
(e)                                  This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Article 3 in accordance with the terms of the Arrangement Agreement.
ARTICLE 7
FURTHER ASSURANCES
7.1                               Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE 1.1B
Transaction Resolution
SPECIAL RESOLUTION OF SHAREHOLDERS
BE IT RESOLVED THAT:
1.                                       The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Royal Group Technologies Limited (the “Company”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.
2.                                       The Plan of Arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule 1.1A to the arrangement agreement (the “Agreement”) made between Rome Acquisition Corp. and the Company (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.
3.                                       Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, not to proceed with the Arrangement.
4.                                       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.
5.                                       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.